



05060433

24-10120

SECURITIES AND EXCHANGE COMMISSION

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

AMERICAN GLASS INDUSTRIES INC

(Exact name of issuer as specified in its charter)

VIRGINIA

(State or other jurisdiction of incorporation or organization)

11130 DENNIS KEANS PKWY KING GEORGE VA 22485

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

RONALD PETERSON 7512 WESTFIELD DR A BETHESDA MD 20817 (301)229-6240

(Name, address, including zip code, and telephone number, including area code, of agent for service)

3231	54-2126844
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

MILLWxx\049875\008001
DALLAS\81315.1

American Glass Industries, Inc.

11130 Dennis Kerns Parkway
King George, VA 22485
540-775-8083 Office 540-775-8073 Fax

U. S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, NW
Washington, DC 20549-0405
Fax Number 202-551-3565

Re: Filling of American Glass Industries under Regulation A, July 20, 2005

Dear Mr. Reynolds:

The following constitutes an amendment to the reference filing.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intension to become qualified by operation of the terms of Regulation A.

Very truly yours,
American Glass Industries



Mr. Nick Lahijan
President, CEO and Chairman





The information in this Preliminary Offering Circular is not complete and may be changed. The Shares may not be sold nor offers accepted prior to the time that this Offering Circular becomes qualified.

SUBJECT TO COMPLETION, DATED JULY 19, 2005

PRELIMINARY OFFERING CIRCULAR

American Glass Industries, Inc.

Up to 1,000,000 shares of 8% Cumulative Convertible Preferred Stock (the "Shares")

American Glass Industries, Inc., (AGI) a Virginia corporation formed in 2003 (the "Company"), is in the business of manufacturing and distributing automotive and building glass. The Company, which is a small business in the developmental stage, began manufacturing operations in March 2005.

This is the initial public offering of shares of the Company's cumulative convertible preferred stock, no par value (the "Preferred Stock"). The Company is offering to sell at $5 per share a maximum of 1,000,000 shares. (See "Plan of Distribution.") The minimum number of Shares for which an investor may subscribe is 200 for a subscription price of $1,000.

The Shares are offered subject to prior sale, allotment, withdrawal, cancellation or modification of the Offering without notice. The Company reserves the right, in its discretion, to reject orders, in whole or in part, for the purchase of any of the Shares offered.

AN ELECTRONIC FORMAT OF THIS OFFERING CIRCULAR WILL BE AVAILABLE ON THE COMPANY'S INTERNET WORLD WIDE WEB SITE AT http://www.americanglassind.com.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN ADDITION, PURCHASERS OF THESE SECURITIES WILL SUFFER IMMEDIATE SUBSTANTIAL DILUTION IN THE BOOK VALUE OF THE SHARES FROM THE OFFERING PRICE. (SEE "RISK FACTORS — DILUTION.")

THERE IS CURRENTLY NO MARKET FOR THESE SECURITIES AND NO ASSURANCE CAN BE GIVEN TO ANY INVESTOR THAT A MARKET FOR THESE SECURITIES WILL DEVELOP. THE OFFERING PRICE OF THE SHARES HAS BEEN DETERMINED ARBITRARILY BY THE COMPANY, AND HAS BEEN SET AT SUBSTANTIALLY MORE THAN THE NET TANGIBLE BOOK VALUE OF THE COMMON STOCK. (SEE "RISK FACTORS.") THESE SECURITIES MAY BE RESOLD IN THE JURISDICTIONS IN WHICH THEY ARE REGISTERED, BUT THEY MAY NOT BE RESOLD IN OTHER JURISDICTIONS UNLESS THEY ARE SUBSEQUENTLY REGISTERED THEREIN OR UNLESS THEY ARE SOLD IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	TOTAL OFFERING PRICE (1)	UNDERWRITING COMMISSIONS & DISCOUNTS (3)	PROCEEDS TO THE COMPANY (1) (2) (3)
Per Share	$5	$0	$5
Minimum Shares	$500,000	$0	$500,000
Maximum Shares	$5,000,000	$0	$5,000,000

(1) The offering price has been determined arbitrarily by the Company. (See "Offering Price.")

(2) Before deduction of expenses of the Company in connection with this Offering, which are estimated to be $25,000. (See "Use of Proceeds.")

(3) The Company intends to offer these Shares directly to the public through its officers and directors and via the Internet, and no commission or any other form of remuneration will be paid to the officers or directors.

ADDITIONAL INFORMATION

This Offering is made under the exemption provided by Regulation A of the Securities Act of 1933 (the "Act."). A copy of this Offering Circular and certain additional information has been filed with the Washington D.C. office of the Securities and Exchange Commission, but the Offering Circular has not become qualified with the Securities and Exchange Commission under the Act. This Offering will also be filed with the securities regulatory agencies for the states named in Item 4(b) of Form 1-A. This Offering may also be filed with other state regulatory agencies. If any additional information is filed with such agencies, it may be obtained from the agency with which it is filed upon the payment of certain prescribed fees.

This Offering will be registered with and subject to the laws of Virginia, Maryland and the District of Columbia, but it will not be initially registered in other states. Accordingly, there are substantial restrictions upon the transferability of these securities.

No dealer, salesman or any other person has been authorized to give any information or to make any representations for the Company other than those contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Offering does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction where such offer or solicitation is unlawful. The only person authorized to offer the securities or give information regarding the Company is Nick Lahijan. Mr. Lahijan is exempt from registration as a broker-dealer under Section 15(b) of the Securities and

Exchange Act of 1934 pursuant to Regulation 240.3a4-1, because he is an officer, director and/or employee of the Company meeting the exceptions stated in the Regulation.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Offering Circular. Please read the entire Offering Circular with care, especially the "Risk Factors" section and the financial statements, before you decide to buy any of the Shares.

We are in the business of manufacturing automobile and architectural glass at a state of the art facility near Fredericksburg, Va., in King George County. We will be able to provide the wholesaler and distributor market with needed quality, attractive prices and just-in-time inventory benefits. AGI has an existing relationship with a distribution firm that may provide instant and growing demand for our output. We are a small business in the developmental stage and began manufacturing operations in March 2005. Our corporate offices are located at 11130 Dennis Kerns Parkway, King George, VA 22485; 540 775 8083 telephone; 540 775 8073 fax; email Nick@AmericanGlassind.com, website www.AmericanGlassInd.com.

Over 14 million replacement auto glass units are sold annually in the United States alone, and OEM ("original equipment manufacturers") and flat glass users are continually seeking reliable and competitive sources of glass. Over 30% of aftermarket auto glass is imported—much of it from low-cost plants in China—but the tradeoff on price has become a long lead-time that translates into large and costly wholesale inventories. We believe our costs will be competitive with the cheapest imports now available while providing significant savings in inventory and other costs of stocking supplies. The extensive sales and marketing experience of our founder along with our existing distribution network provides what we believe to be a ready outlet for production. It is this situation that we are focusing on as our target market.

We reach breakeven at under 8,000 units of production per month, less than 25% of capacity, and well within our anticipated order book. We have taken advantage of seller and third-party equipment financing to provide full production capabilities at a fraction of ordinary costs and economic development authorities have provided attractive price incentives on land along with the necessary road and utility improvements for a turnkey operation. Our site in central Virginia gives us excellent access to road and rail and helps insure prompt and price-competitive deliveries.

The Offering

Preferred Stock Offered

1,000,000 shares (8.9% of the Company's outstanding common and preferred stock combined after the Offering)

Price Per Share: $5.00

Use of Proceeds:

$475,000, net of expenses under a minimum offering.
$4,975,000, net of expenses under a maximum offering.

We will use a portion of net proceeds to pay existing bank lines of credit for equipment and facilities either already purchased or contracted for. The remainder of funds will be to complete manufacturing operations, develop added glass production, and marketing and sales initiatives.

Selected Financial Information

The following selected financial information is abstracted from our financial statements appearing elsewhere herein and reference should be made to such statements for more details. Since the Company has not heretofore been operational, expenditures for the cost of building, cost of equipment, start-up expenses and the cost of raising capital are capitalized and will be depreciated or amortized as business develops.

SELECTED PROFIT AND LOSS DATA (audited)		
	Year Ended December 31	
	2004	May 31, 2005
Revenues	$ 0	$ 131,383
Net Loss	$ 0	$ 135,336
Loss per share of common	$ 0	$ 0.008
Weighted average shares outstanding	10,290,529	10,290,529

SELECTED BALANCE SHEET DATA		
	December 31, 2004	May 31, 2005
Cash	$32,943	$16,342
Other Assets		
Total Assets	$6,564,462	$7,225,889
Current Liabilities	$625,924	$3,139,852
Total Liabilities	$4,369,486	$5,042,600
Stockholder's Equity	$2,194,976	$2,183,289

RISK FACTORS

These Shares are highly speculative, involving a high degree of risk. Investment in the Shares should only be considered by persons who can afford the loss of their entire investment. In addition to those factors set forth in the cover page and elsewhere in this Offering Circular, prospective investors should consider the following:

Limited Operating History. We were incorporated in June 2003 and constitute a small business in the developmental stage with no effective operating history. Our operations are subject to all the risks inherent in the establishment of a new business enterprise and the production and marketing of our products services. The likelihood of our success must be considered in light of the problems, expenses, complications, and delays frequently encountered in connection with the development of a new manufacturing plant, the competitive environment in which we operate and the possibility that our activities will not result in the development of any commercially viable production and sales. Because we lack a significant operating history, we have limited historical financial data on which to base planned operating expenses. Accordingly, our expense levels will be based in part on our expectations of future revenues. We may be unable to adjust spending in a timely manner to compensate for any unexpected delays in the development and establishment of our products or any subsequent revenue shortfall. Any such delays or shortfalls will have an immediate adverse impact on our business, operating results and financial condition.

History of Losses. We have incurred losses from operations since our founding. We expect to continue to incur losses from operations until we are able to generate a significant increase in revenues. Our manufacturing and distribution facilities are still in the development stage and there can be no assurance that we will be able to realize significant revenues therefrom.

Dependence on Key Members of Management. The successful operation of the business depends substantially on the expertise and know-how of our current management personnel. In particular our president, Nick Lahijan, plays a substantial role in our development and management and his services will be crucial for our success. We will, upon completion of the Offering, will enter into an employment agreement with him. However, if his employment terminates, or if he is unable to perform his duties, we will be substantially and adversely affected. We intend to purchase key man life insurance on the president in the amount of $1 million, which will take effect on the closing of this Offering and of which we will be the beneficiary. However, even if Mr. Lahijan continues to work with us as anticipated, there can be no assurance that the hiring of additional managers will not be necessary.

Limited Insurance Coverage. Although we intend, upon the completion of the Offering, to carry general liability, errors and omissions and directors and officers insurance with an aggregate limit of $1,000,000, there can be no assurance that we will not be subject to liability which is not covered by our liability insurance, and such liability may have a material adverse effect upon our business.

Proceeds from Offering Used to Reduce Debt. Approximately 20% ($900,000) of the net proceeds from the sale of the Shares will be used to repay debt and will not be available for the future development and expansion of the business of the Company.

Immediate Substantial Dilution. Based upon the net tangible book value per share of the Common Stock at May 31, 2005 and conversion of the preferred shares on a one-for-one basis with the common shares, purchasers' investment in the Preferred Shares will experience immediate substantial dilution of $ 4.79 per share. Additional dilution may occur upon the exercise of options that may be issued and exercised under the Company's proposed Stock Option Plan, if such a plan is adopted by the board. The founding stockholders of the Company, including certain of our officers and directors, acquired their shares of Common Stock for nominal consideration and, accordingly, new investors will be substantially at risk. (See "Dilution," "Capitalization," and "Certain Transactions.")

Arbitrary Offering Price. The offering price of the Shares was determined arbitrarily by our management and should not be considered as an indication of their actual value. In determining the offering price, we considered, among other things, our limited operating history, our limited financial resources, our growth and our profit potential, the amount of dilution to investors in this Offering, and the risk of investing in the Company.

Competition. Substantial competition exists in all phases of glass manufacture to include specialty items, architectural glass, automobile glass and strengthened (bulletproof) glass. Many of these companies, including several with financial and marketing resources and developmental capabilities substantially greater than those of us, are engaged in manufacturing, developing, marketing, and selling glass that compete with those offered by us. There can be no assurance that we will develop our business faster or more inexpensively than these competitors or that our offerings will successfully compete with those of the competition. If we are successful in establishing a market for our products, this success could attract competition from larger and financially more powerful companies. (See "The Business — Competition.")

Vulnerability to Economic Cycles. Since 80 percent of the flat glass production is taken up by the residential, commercial construction and automotive markets, our business will necessarily be affected by the nature of cycles in those industries. If sustained downturns in any of those sectors greet our production outputs, we can expect slowing sales and negative impacts on profitability.

Heavily Leveraged Balance Sheet. In order to obtain the complex machinery needed for modern glass fabrication we have had to take on a fair amount of debt for a company our size. If we are unable to successfully service that debt or if our revenues and profits are not sufficient to cover the payments scheduled, we will be forced to look for added financing, which may or may not be available on favorable terms.

Limited Transferability. Because there is currently no public market for our Common or Preferred Stock (and a public market is not expected to develop as a result of this Offering), an investor in the Shares may not be able to sell his or her Shares readily, if at all. Therefore, an investor must be able to bear the economic risk of the investment for an indefinite period of time. The Shares may be transferred in the states in which they have been registered, but may not be transferred elsewhere without compliance with federal and state securities laws and regulations.

Control by Present Stockholders. Our Articles of Incorporation do not provide for cumulative voting. Upon completion of this Offering, our present shareholders will continue to own a majority of the Common Stock. In the event that we sell all the Shares, current shareholders will own 100% of the common shares outstanding after the Offering, and 91% of the Common shares if all the Preferred were converted. Therefore, the present shareholders will be able to elect all of our directors and will control the Company. (See "Description of Securities" and "Security Ownership of Certain Beneficial Owners and Management.")

Governmental Regulations. We are not currently subject to any industry specific regulation save those that surround manufacturing facilities generally, and companies that produce hazardous wastes specifically. We intend to contract with a disposal service for the elimination of all waste and we expect to be in full compliance with all environmental regulations.

Shares Subject to Rule 144. As of the date of this Offering, we have 10,290,529shares of Common and no Preferred Stock issued and outstanding, none of which have been registered with the Commission or any state securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for one year from the date the securities were purchased from the us or an affiliate, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to us. Pursuant to Rule 144, securities held by non-affiliates for more than one year may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding shares are available for resale pursuant to Rule 144, but may become available in the future. The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares develops in the future.

Lack of Underwriter — No Commitment to Purchase Shares. We are offering the Shares through our officers and directors on a "direct participation" basis. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any Shares. In addition, the officers and directors of the Company, collectively, have limited experience in the offer and sale of securities on behalf of the Company. Consequently, there is no assurance that the Company is capable of selling all, or any, of the

Shares offered. In addition, no entity, including any broker-dealer or the Company, is obligated to purchase any of the Shares offered. Mr. Nick Lahijan will be registered and handle sale of shares for the Company.

Penny Stock Regulations. The securities may become subject to the "penny stock rules" (adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934), which would lead to reduced levels of trading activity. The "penny stock rules" apply to companies whose common stock trades at less than $5.00 per share or whose tangible net worth is less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation before any penny-stock transaction can occur. Specifically, the broker must determine whether the investor can bear the potential financial loss and must provide the investors with SEC documentation about the risks associated with penny stocks. Many broker dealers deem these precautions burdensome and elect not to trade penny stocks. This would result in reduced levels of trading activity in a secondary market should one develop for the Shares of the company, which might make the Stock difficult or impossible to sell.

Limitations on Directors Liabilities. Under the terms of our Articles of Incorporation, we indemnify our directors to the fullest extent permitted by applicable law any director who is sued or who is threatened to be sued. This provision, coupled with the provisions of Virginia law, insulates the directors from liability for possible acts of omission and commission with respect to their duties as directors.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential investors should keep in mind other possible risks.

COMPARISON OF PRICE PER SHARE AND TOTAL CONSIDERATION

The following table summarizes the number of shares purchased from us as of the date hereof, the total consideration and the average price per share paid by the present shareholders and by investors purchasing Shares in this Offering.

SHARES, COMBINED COMMON AND PREFERRED, TREATED AS HAVING CONVERTED TO COMMON					
	SHARES PURCHASED	PERCENT OF TOTAL	TOTAL PAYMENT	PERCENT OF TOTAL	AVERAGE PRICE PER SHARE
Existing Shareholders	10,290,529	91%	$2,155,313	30%	$0.21
New Investors	1,000,000	9%	$5,000,000	70%	$5.00
Total		100.0%	$7,155,313	100.0%	

Existing Shareholders	10,290,529	99%	$2,155,313	80%	$0.21
New Investors	100,000	1%	$500,000	20%	$5.00
Total	10,290,529	100%	$2,155,313	100%	

DILUTION

Upon the completion of the sale of the Shares, investors will own approximately 20% of our authorized Preferred Stock and 100% of our outstanding Preferred Stock, on a maximum basis, which can convert to Common Stock on a share for share basis, for which they will have paid $5.00 per share. On a minimum basis, they will own 20%. In contrast, our present shareholders will own 10,290,529 shares, which will constitute 100% of the Common Stock outstanding, for which they have paid or contributed to capital a total of $ 0.21 per share.

Dilution results from the arbitrary offering price of $5.00 per share, which is substantially in excess of the Company's net tangible book value per share, and from the expenses of this Offering.

Maximum Offering	
Public offering price per share (1)	$5.00
Approximate net tangible book value per share before Offering (2)	0.42
Approximate increase per share attributable to Shares offered hereby	0.63
Approximate pro-forma net tangible book value per share after Offering (3)	0.28
Approximate dilution to public investors	87%

Minimum Offering	
Public offering price per share (1)	$5.00
Approximate net tangible book value per share before Offering (2)	0.21
Approximate increase per share attributable to Shares offered hereby	0.07
Approximate pro-forma net tangible book value per share after Offering (3)	0.29
Approximate dilution to public investors	94%

(1) Public offering price per share before deduction of offering expenses.

(2) Net tangible book value per share is determined by dividing the number of outstanding shares of Common Stock into the tangible net worth of the Company (tangible assets less liabilities), as shown on the Company's May 31, 2005 consolidated balance sheet.

(3) Pro-forma net tangible book value per share is calculated assuming expenses in connection with this Offering of $25,000 with no commissions or brokerage fees.

CAPITALIZATION

The following table summarizes our capitalization as of May 31, 2005 (the most recent balance sheet date) and as adjusted to reflect the sale of the Shares.

DEBT	At May 31, 2005	MAXIMUM Shares
Short Term	$2,760,043	$1,860,043
Long Term	$1,902,748	$1,902,748
Total Debt	$4,662,791	$3,762,791

Stockholders' Equity	At May 31, 2005	Maximum Shares
Common Stock Preferred Stock	$95,000 $7,905	$95,000 $17,905
Retained Earnings (Deficit)	$2,305,313 (224,929)	$7,270,313 (224,929)
Stockholders' Equity	$2,2183,289	$7,063,289

USE OF PROCEEDS

The gross proceeds of this Offering will be $5,000,000 if all the Shares are sold. It is intended that such proceeds, to the extent received and in order of priority, will be used as follows:

Debt Reduction	$900,000	18%
Equipment Purchases	1,000,000	20%
Land Purchase	100,000	2%
Building Addition	1,000,000	20%
Produce New Glass Lines	500,000	10%
Marketing and Sales	500,000	10%
Distribution and Inventory	500,000	10%
Working Capital including staff additions and salary	475,000	9.5%
Offering Expenses	25,000	.5%

If only a minimum amount of $500,000 is realized, funds will be used as follows:

Debt Reduction	$100,000	20%
Marketing and Sales	400,000	80%

(1) The designated allocations above are estimates only. Management retains the right to change funding allocations to respond to changes in events or take advantage of new opportunities as they arise. It is probable that one or more specified allocations may be insufficient and the funds allocated for one particular purpose may prove to be in excess of actual requirements. Such excess

will be either reallocated to one or more of the specified allocations or to working capital. Changes in the allocation of funds shall be at the discretion of our Board of Directors.

(2) The expenses of the Offering are estimated to be approximately $25,000, which consist of legal fees ($1,500), accounting fees ($10,000), printing, mailing and advertising ($1,000), filing and other fees ($12,500).

(4) Working Capital. We will deposit these proceeds into an interest-bearing account or money market account until we use it to fund operations.

THE COMPANY

General

Distributors of aftermarket (replacement) windshields along with side and rear auto glass, as well as architectural and bullet resistant glass, need quality, fair-prices and readily available inventory to meet consumer needs. Domestic glass production has been hard-pressed to meet this demand since many manufacturers have seen labor costs escalate while fixed-costs have curtailed expansion and foreign competition has squeezed profit margins. A number of U.S. plants have terminated operations although demand for glass has continued to rise. Ordering lead-times for foreign produced auto glass generally exceeds twelve weeks, requiring wholesalers and distributors to carry costly and occasionally aged inventory.

China has become the largest market in the world for the production of flat (architectural and automotive) glass, with a high rate of growth. Nearly all of the world's flat-glass manufacturers have expanded Chinese operations. The domestic market needs to be served by an ultra-modern manufacturer that can readily meet local demands while competing on price and quality.

Current Situation

In the United States alone, there are over 25,000 different types and sizes of automotive glass windshields and side panels represented on U.S. highways. Over 30% of all aftermarket auto glass is imported (primarily from China). Importing auto glass requires placement of a purchase order at least 90 days in advance of needed receipt. This three-month lead time forces wholesalers to maintain large and expensive inventories to service local market needs. With the rise in imports, the U.S. has imposed anti-dumping tariffs on all windshield imports from China, effectively leveling the playing field for U.S.-based manufacturers.

We believe that another recent development in the U.S. auto glass manufacturing industry comprises a unique opportunity for a flexible manufacturer such as ourselves, that of the closure by Daimler Chrysler AG of their McGraw glass plant in 2004. Loss of this plant represents an added market of 4 million units of auto glass. Manufacturers claim that labor costs for operating these plants have become too high and they intend to replace needs with imports and other manufacturers. We believe that the trend toward further automation in this manufacturing sector has allowed foreign competition to gain ground and that AGI's state-of-the-art equipment will place it in good stead to compete effectively with both domestic producers and imports.

With the manufacturer to distributor relationship that has been formulated by AGO, we anticipate advantages of reduced shipping time, lowered transportation and insurance costs, marketing advantages inherent in offering U.S.-made products, elimination of currency risks, and absence of international communication, language and bookkeeping challenges.

Strategy

We anticipate focusing upon mid to small-sized distributors that existing relationships of Auto Glass Outlets (AGO) permit ready access for AGI products. We will also target auto glass warehouses, national and regional chains, OEMs and independent auto glass groups. Our strategy is focused upon:

- Auto glass that is manufactured to order so distributors can practice modern and highly efficient inventory management, on a "just-in-time" basis. A medium sized distributor, for example, may be able to reduce its long-term and standing inventory by over 60%, translating into savings for carrying costs on $300,000 to $400,000 of invested funds, and simultaneously reducing accounts payable and moving collections much closer to customer needs;
- AGI will be able to offer finished products at savings of an estimated 8% to 15% over imports. We believe this will translate into an average savings of $150,000 to a distributor on the basis of cost of goods sold;
- All of our glass will be marketed as Made in the USA, with a quality product meeting all DOT, ISO9000 and ANSI standards;
- We have a symbiotic relationship with AGO since its current and expanding locations will direct purchase glass from AGI, on terms equivalent to other purchasers. AGO plans on serving up to 150 national outlets and create $75 million of sales over the next five years;
- AGI has secured letters of interest from several industry distributors that specify their interest in having AGI act as a key vendor for them;
- AGI has also secured informal commitments from experienced industry and sales executives to drive both the overall manufacturing and sales processes.

Corporate Financial Structure

We currently have loans that total $4.5 million which are secured by land, building, equipment and personal guarantees by Nick Lahijan.

Marketing

Our marketing strategy follows the 10-year glass industry experience of our founder and rests upon customers, products, prices and deliveries that have already been established by Mr. Nahijan during his years with glass distributor Auto Glass Outlets, Inc. We expect to be able to seriously undercut competitive prices including those of low-cost areas such as China, by using a combination of modern equipment, low domestic labor costs, generally favorable tariff structures and low shipping costs. We will also compete with our rapid delivery structure and the ability to customize or otherwise individually suit both large and small customer requirements.

The retail aftermarket glass industry is highly competitive and price-sensitive, thereby permitting cost-based sales messages a special currency. By reducing the cost of goods sold by our customers, we believe that AGI can build an attractive and defendable position in the market. The establishment of efficient manufacturing operations will effectively close the supply chain loop for the AGO retail franchises, and help develop a long-term and high volume wholesale customer for AGI.

We intend to use proceeds of this offering, in part, to launch marketing and advertising programs on the Internet and in print, radio and television media to promote our products. We will leverage the relationships with current customers while aggressively courting new relationships with a targeted marketing and sales campaign. We intend to offer incentives for new business commitments and to demonstrate leadership in price, service and satisfaction. We have a qualified list of auto glass warehouses, regional and national chains, car dealerships, OEMs and independent auto glass distributors located in multiple mid-Atlantic locations, starting with consultative visits, individual needs analysis, delivery of a customized business proposal for becoming a preferred provides, and incentives for placing initial orders by a specified date.

Public Relations.

We plan to complement our marketing and promotion through a series of news releases and articles and by arranging the placement of our Web site (www.AmericanGlassInd.com) on search engines and directories. We expect to use computer database technology to capture potential client data for marketing purposes.

Technology

The marketplace is fragmented with many small and lower-tier mid-market participants competing with corporate behemoths. The smaller manufacturers lack adequate scale and capital to acquire and deploy the most efficient equipment and technology.

Our aim it to take advantage of this fragmentation by using the existing business base of AGO, strong credit position and an equity capital injection to purchase modern equipment for producing, distributing and managing an efficient glass inventory. We can implement a full-scale marketing, sales and communications model that is greatly superior to small manufacturers at present.

Glass production is expensive and energy intensive, providing an important economic window for efficient producers. Glass is also heavy and uneconomical to ship long distances, making manufacturing location important. Prior to the oil embargoes of the 1970's, glass was manufactured using primarily oil. Today, about 80% of US glass manufacturing uses natural gas. Float glass is high quality and is made to an optical level of purity. Flat glass (also known as "float glass") produces nearly five million tons of glass per year, with automotive, residential and commercial construction industries taking about 80 percent.

The process. Invented by Pilkington Brothers plc and introduced in 1959, float glass is the major method of producing flat glass world-wide. Raw materials are mixed and melted in the glass melting furnace and the liquid glass then is floated over a bath of liquid tin. The glass is held in a chemically controlled atmosphere of nitrogen and hydrogen, to protect the tin, and at a temperature of 1,800F for a long enough time for irregularities to melt out and for the surfaces to become flat and parallel. Since the surface of the molten tin is flat, the glass becomes flat and the thickness of the ribbon, in the range of 2.5 to 25mm is controlled. The ribbon of glass is cooled down (1,200F) while still advancing along the molten tin until the surfaces are hard enough for it to be lifted onto the conveyer rollers without marking the bottom surface. The ribbon passes through an annealing lehr (a slow cooling oven using conveying belts) to the automatic warehouse where computers govern the cutting of the ribbon to match customer's orders. A large modern float glass factory will produce 5,000 tons of glass per week, operating continuously 24 hours a day, 365 days a year. The glass produced has a uniform thickness and bright fire-polished surfaces without the need for grinding and polishing.

Automotive and other shaped safety glass requires additional processing. Automotive windshields start out as conventional float glass and are cut to shape from flat stock blanks. They are then reheated to the point they droop over a mold to produce the required shape. They are then rapidly cooled to produce surface stresses that make the glass very strong and cause it to shatter in many small pieces when broken.

Plastic films or other forms of laminates are also used to produce types of safety and bullet proof security glass. Several coatings are applied to make glass reflective, reduce ultraviolet light transmission, provide color and many other special applications. Typically these processes can be completed at lower temperatures upon readily available stock.

Safety glass is either tempered or laminated. Both types are characterized by their high resistance to breakage. Thermally pre-stressed tempered safety glass, used especially for side windows, rear windshields and sunroofs, breaks up into many small and blunt glass crumbs. Laminated safety glass, consisting of two glass panes bonded together over an expandable plastic interlayer, develops cobweb-like cracks upon impact.

Flat Glass Sector

According to the Glass Manufacturing Industry Council, the flat glass market is composed of three sectors—construction, motor vehicle and specialty. Few alternate materials exist for flat glass thereby securing its prominence in future markets. Eighty percent of the flat glass market comprises residential and commercial construction and automotive uses, making this segment vulnerable to economic cycles affecting those industries. Energy and safety regulations have engaged flat glass manufacturers in ways to meet new requirements on glass used in these areas.

The market value of the U.S. flat glass industry was approximately $8.2 billion in 2003, according to www.gmic.org.

History

Our founder currently operates a $3 million wholesale and retail aftermarket auto glass distribution business known as Auto Glass Outlets, Inc., (AGOI). Operations of AGOI began in 1994 with sales of replacement automobile windshields and tempered glass side and rear windows to retail customers directly and through insurance claims. The operations were expanded to five retail outlets located in Maryland and Virginia and has since expanded to include wholesalers as well. With a focus on delivering superior customer service, AGOI's reputation has helped it to 50% annual sales growth increases in both retail and wholesale operations in the last four years. As AGOI's sales increased, manufacturers and wholesale suppliers were unable to satisfy its needs adequately, leading Mr. Lahijan to explore the economics of production. AGOI established a central warehouse in the greater Washington DC-area and began import operations to directly supply AGOI's own retail sites. Currently, AGOI services over 50 retail distributors and imports nearly $100,000 of glass per month. AGI's production is expected to be taken down quickly by the existing and expanded retail and wholesale operations that have already dealt with AGOI.

AGOI achieved its sales growth with no dedicated sales force or even direct marketing initiatives. We believe that newly-established wholesale and retail marketing programs along with dedicated sales personnel will quickly achieve needed sales levels for the entire output of our facility. We intend to provide impressive cost savings to outlets for high-quality glass along with the ability for them to reduce inventory costs, effectively making customers more competitive in their own markets and further accelerate our growth.

Security

Protective glazing worked to save lives at the Pentagon during the attack of September 11, 2001. The combination of glass, anchorage on the building, the frames and installation methods all contributed to strengthen the building. Various government mandates for strengthened buildings to include much more protective glass with laminates or protective films is expected to broaden our market. Depending upon the level of risk and requirements of the government, numerous buildings owned or occupied by federal agencies will be refitted with protective glass that will be within our ability to provide. Protective glass consists of several glass sheets that are firmly bonded together with an elastic, transparent film. Depending on their thickness, the sheets resist hammer blows, axe strikes, shots and even explosions.

The Department of Energy (DOE) has been studying failure mechanisms inherent in insulating glass. Such factors include heat balance equations, sealant materials, glazes, desiccants, absorption, stresses, gas permeability, deformation of glass and seals as units move, climates, material data and tolerances. "Intelligent windows" have a layer of invisible coating made from chargeable particles that can adjust their capabilities at the flick of a button. DOE estimates that energy savings with high-performance windows have the capability of saving 200 million barrels of oil a day (www.IGDurability.org).

Facilities

We have acquired and are in the process of transforming a 10 acre parcel in King George County, Virginia into a productive manufacturing facility. We have located ourselves in a targeted business development zone with excellent access to Interstate highways and key arterial roadways, rail and airport facilities, thereby enabling overnight and 2-day deliveries ("just-in-time") of aftermarket glass. This new facility uses state-of-the-art production equipment and technology, much of which was acquired on very favorable terms. (See Financial Statements.)

King George County, VA has been selected as the site for our manufacturing operations because it offers numerous attractive advantages:

- The County offered purchase incentives in the form of discounted land prices, an accelerated building permit process and favorable site development and zoning processes;
- Business personal property tax in the County is discounted by 80%;
- Electricity cost per kilowatt, a substantial cost in manufacturing glass, is considerably below the national average;
- Our location is nine miles from Interstate 95 and three miles from Route 301, two major north-south arteries. The favorable location will permit same-day shipping in the densely populated Baltimore-Richmond corridor but also allowing shipping advantages further northeast, southeast, and even to parts of the Midwest;
- We may be able to access recycled energy generated from the methane gas produced from an adjacent landfill and realize even more electricity savings;
- We have direct access to rail service via a spur to the industrial park.

We hold two options for the purchase of 20 and 30 acre contiguous tracts in the King George Industrial Park. The options permit us to purchase 20 acres for $240,000 by the end of 2005 and 30 acres for $160,000 by the end of 2006, plus pro-rata development costs.

Expansion Plans

We have projected three phases of expansion to permit conservation of capital, market penetration, and further proving-out of manufacturing and distribution arrangements.

Phase I. We establish the manufacturing operations and begin producing aftermarket windshield, side and rear tempered and safety glass. Buildings are completed and all necessary equipment has been installed and operated at our location near Fredericksburg, VA. Our site planning is well underway and completion of buildings and installation of equipment await the proceeds from this offering. The plant has 75,000 square feet under a steel structure and requires between two to three months for erection.

Phase II. In a separate set of business transactions, the current AGO wholesale warehouse location and satellite overflow warehouses will be consolidated into a central and high-efficiency warehouse in the Washington, DC suburb of Hyattsville, MD. This location will permit very rapid delivery for small and mid-sized distributors in the greater mid-Atlantic region. Once completed, all wholesale supplies will be centralized and we anticipate being able to further reduce our costs of operations.

Phase III. All current AGO retail outlets and installation service centers will be offered as franchises to the current management staff at those locations, as well as to new investors. If this phase is successfully completed, we believe that we will have a largely captive market for AGI production.

We have retained George Jaeger, an industry expert in auto glass manufacturing on a consulting basis. Jaeger has over thirty years of industry experience and it his function to design the physical plant layout and specify machinery, as well as to negotiate attractive purchases and terms. Mr. Jaeger is currently leading our negotiations for sales and distribution to such firms as Glass Robotics, Inc., Tamglass, Inc., BHT, Inc., and Glasstech, Inc. He also serves as a board member and advisor for manufacturing operations.

We have completed a feasibility study on the possible use of methane-gas generated electricity for use directly at our manufacturing plant. While we believe this has the possibility of sharply reducing costs we are not presently undertaking any actions to produce the electricity ourselves.

Competition

Our competition is intense and characterized by multi-national corporations and low-cost producers overseas. Competitors in the flat glass industry include: Apogee Enterprises, Certain Teed Corporation, Corning, Dyson Group, FMC, Guardian Glass Company, Guardian Industries, Heraeus Holding, Nippon Sheet Glass, Pilkington, PPG, Saint-Gobain, Samsung, Schott Glass, Shin-Etsu Chemical, Tosoh and Vitro. Many of these are billion-dollar level firms and we expect that our initial operations will not constitute a serious threat to their markets. Saint-Gobain, for example, a multinational French company with 2003 sales of over $37 billion and more than 170,000 employees in 45 countries, operates on a scale that we would not pretend to match. www.industrialcenter.org reports that there are currently six raw flat glass manufacturers in the US and collectively they operate about thirty plants. The Glass Manufacturing Industry Council at www.gmic.org reports that there are more than 1,800 primary glass manufacturing facilities and more than 1,500 secondary production facilities in the U.S.

The National Glass Association, the industry's premier trade association, has more than 4,900 member companies and locations that reflect the entire flat glass market. Its website at www.glass.org provides background on programs for certification, education and training, along with industry magazines such as *Glass Magazine, Window & Door, and AutoGlass* (www.windowanddoor.net). We also note that glass itself is under ever increasing competition from other industries, most particularly, plastics.

Employees

We have begun staffing with personnel onboard in several capacities, however we anticipate hiring a number of production and other personnel as we ramp up operations. We currently have 14 employees and labor relations appear to be good.

MANAGEMENT

The directors and officers of the Company are as follows:

Name	Age	Position
Nasser (Nick) Lahijan,	55	President & Director
Enrique Gudino Gandara,	38	COO
Adel Shirmohammadi,	52	Director, Secretary
Esmael Eradat	52	Director/Administrator
John L. Sullivan, Jr.,	54	CFO
Mahvash Zulfaghary, DDS	45	Director

Nasser Lahijan founded the company and has served as Chief Executive Officer and as a Director since 2003From 1994 to the present, he also served as the owner and president of Auto Glass Outlets, Inc. (AGOI), of Hyattsville, MD, a firm specializing in auto glass sales to retail and wholesale customers and to insurance companies. AOGI imports glass from China, South Africa and other countries and experienced sales growth of nearly 50% per year from 2000 to 2003. He has operated several other businesses and as a teacher in the Washington, DC public schools since immigrating from Iran in 1976. Mr. Lahijan holds a BS in Electrical Engineering from the University of the District of Columbia.

Enrique Gudino Gandara is joining as our Chief Operating Officer on December 1, 2004. Previously he managed Especialidades Forestales, S.A. de C.V. of Guadalajara, Mexico, a distributor of wood derivatives from March 2002 to the present. Mr. Gudino led a project for the restart of a formaldehyde and phenolic resin plant in Guadalajara and has extensive experience in manufacturing. From November 2000 to February 2002 he was the plant manager of an auto glass manufacturer in Mexico City, Parabrisas CITSA de Mexico. The previous five years he held progressively more responsible positions in all phases of glass manufacture for Vitro Vidrio Plano in Mexico City. He holds an MS in Manufacturing Sciences Systems from the Instituto Tecnologico de Estudios Superiores de Monterrey in Mexico City, Mexico.

Adel Shirmohammadi, Ph.D., has served as a Director since the founding of the company. From 1998 to the present, he serves as a professor of Biological Resources Engineering at the University of Maryland. Dr. Shirmohammadi has authored or co-authored 46 refereed publications and edited or co-edited 3 symposium books on engineering subjects. He received a BS from the University of Rezaeiyeh in Iran, an MS from the University of Nebraska, and a Ph.D. from North Carolina State University.

Esmael Eradat joined the company as a Director and Administrator in August 2004. From 1995 to 2004 he served as a branch manager for United Bank in Reston, VA. He has become familiar with management problems associated with small businesses and has worked extensively in client relations. He holds a BA in Chemistry from the University of the District of Columbia.

John L. Sullivan, CPA serves as our CFO and also is the owner and operator of J. L. Sullivan Jr., CPA Tax and Accounting Service in Glen Burnie, MD, a firm he began in 1992. He also has been a Senior Partner with Adams, Sullivan & Kupper, LLS, an accounting firm in Ellicott City, MD since 1998. Previously he operated a chain of restaurants, was the Production Manager for Cater Air International (formerly Marriott In-Flight) at Linthicom, MD and served as a controller for an energy marketing and transport company. He received a BS degree in Business Administration from the University of Baltimore and is presently pursuing an MS in Taxation.

Mahvash Zulfahary, D.D.S., has served as a Director since the firm's founding. Dr. Zulfaghary is owner of Aesthetic and Family Dental Care of Dunkirk and Columbia, MD, a firm he founded in 1997. He received his D.D.S. from the University of Maryland College of Dental Surgery in Baltimore, MD.

REMUNERATION OF DIRECTORS AND OFFICERS

Nick Lahijan, on completion of the Offering, will enter into an employment contract with us whereby he will receive a salary of $100,000 per year, commencing in 2005, plus an annual cash bonus and options to purchase stock as granted by the board of directors based upon meeting certain performance standards.

At this time Mr. Lahijan is not under an employment contract and we are not obligated to pay him a salary. Mr. Lahijan has been working full time as president of AOG, Inc., a glass distributor company. When Mr. Lahijan executes an employment contract with us, he will begin receiving this salary.

Other officers may be given similar contracts as necessary as we meet growth targets.

Each director will be paid out-of-pocket expenses to attend board meetings and will be granted 5-year options to purchase 1,000 shares of the Company's Common Stock.

2005 STOCK OPTION PLAN

We intend to adopt, upon the completion of the Offering, the 2005 Stock Option Plan (the "2005 Plan") in order to motivate our qualified employees, officers, directors, consultants and independent contractors to assist in attracting employees and to align the interests of such persons with those of our stockholders. The 2005 Plan will grant "stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, "non-qualified stock options," restricted stock, performance grants and other types of awards to our officers, key employees, consultants and independent contractors.

The 2005 Plan, which will be administered by the board of directors, will authorize the issuance of a maximum of 100,000 shares of Common Stock which may be either newly issued shares, treasury shares, reacquired shares, shares purchased in the open market or any combination. Incentive stock options generally may be granted at an exercise price of not less than the fair market value of shares of common stock on the date of grant, and non-qualified stock options may be granted at an exercise price of not less than the fair market value. If any award under the 200t Plan terminates, expires unexercised, or is cancelled, the shares of common stock that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards.

CERTAIN TRANSACTIONS

Nick Lahijan has personally guaranteed our obligations, including our line of credit with Bank of America in the amount of $400,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 31, 2005, certain information with respect to all those known by us to be beneficial owners of more than 5% of our outstanding Common Stock, each director and officer, and all directors and officers as a group:

(2) Name & Address Beneficial Owner	Position	Amount & Nature Of Beneficial Interest	Percent of Class Before Offering	Percent After Offering Minimum	Percent After Offering Maximum
Nick Lahijan 11130 Dennis Kerns Parkway King George, VA 22485	President & CEO	92% of Common Shares	92%	92%	92%

(1) Officers and directors are permitted to purchase shares sold as part of this Offering, and such purchases may be undertaken to reach the minimum amount of the Offering. There is no limit on the amount of shares that may be purchased by officers and directors. If such purchases are made, this Offering Circular will be amended to reflect such purchases.

(2) Assuming a minimum of 100,000 shares sold, and the maximum of 500,000 shares sold.

(3) Nick Lahijan may be deemed a "parent" and "promoter" of the Company as those items are defined in the Rules and Regulations promulgated under the Securities Act of 1933.

OFFERING PRICE

The offering price of $5.00 per share has been arbitrarily determined by the management of the Company and bears no relationship to earnings, book value or other recognized criteria of value.

PLAN OF DISTRIBUTION

This Offering is being made by a direct public offering from us to the investor. We propose to offer the Shares through our officers and directors. There is currently no outside firm or organization serving as an underwriter of this Offering.

The Company offers the right to subscribe at $5.00 per share for a maximum of 1,000,000 shares of the Company's preferred stock, no par value. The subscription price of $5.00 per share must be paid in cash or by check, draft or money order payable in United States dollars to the order of "American Glass Industries Stock Subscription." Certificates for subscribed shares will be issued as soon as practicable after subscriptions for the Shares have been accepted.

OFFERING PERIOD

The Shares are offered for a period of one year days from the date hereof. The Offering will expire, subject to prior termination, no later than July 19, 2006, 12:00 p.m., Eastern Daylight Savings Time.

RIGHT TO REJECT SUBSCRIPTION

We reserve the right to reject any subscription in whole or in part at our sole discretion for any reason whatsoever and to withdraw this Offering at any time. We will not accept subscriptions for less than 200 shares.

DESCRIPTION OF SECURITIES

General

The total authorized stock of the Company consists of 30,000,000 shares, of which 25,000,000 shall be common stock ($.01 par value) and 5,000,000 shall be preferred stock (no par value). We have 10, 290,529 shares of common stock issued and outstanding at May 31, 2005, and 1,000,000 preferred shares are being offered at $5.00 per share.

The holders of common stock share equally in dividends from funds legally available, when and if declared by our board of directors, and are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs. Shareholders do not have preemptive, subscription or conversion rights. All shares are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. All preferred stock that is the subject of this Offering when paid for will be fully paid and non-assessable.

Non-Cumulative Voting

The holders of preferred common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares can elect all of the directors to be elected, and the holders of the remaining shares will not be able to elect any of our directors. After the consummation of this Offering and even if all preferred shares were converted, officers, directors and present shareholders will own at least 90% of the outstanding shares of common stock and will be in a position to elect all of the members of the board of directors.

Dividends and Interest

The payment of dividends, if any, in the future, rests within the discretion of our board of directors and will depend upon, among other things, our earnings, our capital requirements and our financial condition, as well as other relevant factors. We have not paid any dividends since our inception but intend to pay interest at the rate of 8% per annum on the convertible preferred shares.

NO MARKET FOR SHARES

None of our securities are traded on any market and we can give no assurance that any market will develop for our securities. Except as otherwise set forth herein, there are no equity securities or options or warrants to purchase, or securities convertible into, equity securities of the Company or that can be sold pursuant to Rule 144 of the Securities Act of 1933, or that we have agreed to register under the Securities Act for sale by security holders.

FUTURE REPORTS TO SHAREHOLDERS

We intend to produce and distribute to shareholders a quarterly updated summary of operations and an annual financial report including audited financial statements.

LITIGATION

We are not engaged in any litigation at present and we not aware of any litigation planned against us.

ACCOUNTANTS

Our consolidated balance sheet of American Glass Industries, Inc at December 31, 2003 and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2004 included in this preliminary offering circular have been included herein in reliance on the report of Davis, Sitka & Company PC, independent certified public accountants, given on authority of that firm as experts in accounting and auditing. Financial statements through December 31, 2004 have been audited but financial statements thereafter have not.

LEGAL MATTERS

The legality of the Shares will be passed upon by John Tansey.

OFFERING OFFICERS AND DIRECTORS

The officer and director who will be offering the securities is Nick Lahijan. This individual may offer the securities without registration as a broker-dealer pursuant to Rule 3a4-1 of the Exchange Act in that they he is not subject to a statutory disqualification as defined in Section 3(a)(39) of the Act; is not compensated in connection with participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; is not an associated person of any broker or dealer; do perform or intend to perform, at the end of the Offering, substantial duties for or on behalf of the Company; were not broker dealers or associated persons of any broker dealer within the past 12 months; and do not participate in selling an offering of securities for any issuer more than once every 12 months. Mr. Lahijan will be taking the Series 63 examination to qualify as an offering representative for the offering, prior to the effectiveness of this registration.

FINANCIAL STATEMENTS

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
American Glass Industries, Inc.

We have audited the accompanying balance sheets of American Glass Industries, Inc. (a development stage company) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2004, the seven month period from inception (June 6, 2003) to December 31, 2003 and cumulative since inception. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Glass Industries, Inc. as of December 31, 2004 and 2003, and the results of its operations, changes in its stockholders' equity and cash flows for the year ended December 31, 2004, the seven months ended December 31, 2003 and cumulative since inception, in conformity with accounting principles generally accepted in the United States.

As described in Note 6 to the financial statements, the ultimate recoverability of investments in property and equipment and other organizational costs is dependent on a successful stock offering and future profitable operations, which presently cannot be determined.

Certified Public Accountants

May 4, 2005

AMERICAN GLASS INDUSTRIES, INC.
(a development stage company)

EXHIBIT "A"

BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003
AND MAY 31, 2005 (compiled)

ASSETS

	May 31, 2005 (compiled)	December 31, 2004	December 31, 2003
Current assets:			
Cash	$ 16,342	$ 32,943	$ 39,045
Accounts receivable	139,383	1,600	-
Inventory	74,764	-	-
Prepaid stock registration costs	5,000	5,000	-
Total current assets	235,489	39,543	39,045
Property and equipment (at cost):			
Land	80,508	80,508	80,508
Equipment	3,990,368	3,990,368	1,392,000
Construction-in-process	2,888,072	2,428,287	129,331
Total property and equipment	6,958,948	6,499,163	1,601,839
Other assets:			
Deposits	3,300	3,300	171,800
Organizational costs	6,675	6,675	6,675
Start-up costs	21,477	15,781	55
Total other assets	31,452	25,756	178,530
Total assets	$ 7,225,889	$ 6,564,462	$ 1,819,414

LIABILITIES AND STOCKHOLDERS' EQUITY

	May 31, 2005 (compiled)	December 31, 2004	December 31, 2003
Current liabilities:			
Accounts payable	$ 203,939	$ 96,967	$ -
Preferred stock dividends payable	89,593	63,242	-
Accrued interest payable	86,277	50,594	-
Current portion:			
Construction loan payable	1,850,000	34,696	-
Equipment loans payable	398,277	209,883	-
Other loans payable	150,000	-	
Notes payable	218,500	35,000	
Capital lease payable	143,266	135,542	-
Total current liabilities	3,139,852	625,924	-
Long-term liabilities			
Construction loan payable	-	1,625,813	-
Equipment loans payable	1,446,723	1,595,970	-
Capital lease payable	285,186	347,204	-
Shareholder loan	170,839	174,575	-
Total long-term liabilities	1,902,748	3,743,562	-
Total liabilities	5,042,600	4,369,486	-
Stockholders' equity:			
Common stock, $0.01 par value, 25,000,000 shares authorized, 9,500,000 shares issued and outstanding	95,000	95,000	95,000
Convertible preferred stock, $0.01 par value, 8% cumulative 5,000,000 shares authorized			
790,529 shares issued and outstanding	7,905	7,905	-
411,725 shares issued and outstanding	-	-	4,117
Additional paid-in capital	2,305,313	2,155,313	1,720,297
Deficit accumulated during development stage	(224,929)	(63,242)	-
Total stockholders' equity	2,183,289	2,194,976	1,819,414
Total liabilities and stockholders' equity	$ 7,225,889	$ 6,564,462	$ 1,819,414

See Notes to Financial Statements and Accountant's Compilation Report

EXHIBIT "B"

AMERICAN GLASS INDUSTRIES, INC.
(a development stage company)

STATEMENTS OF OPERATIONS
FOR THE FIVE MONTHS ENDED MAY 31, 2005 (compiled),
FOR THE YEAR ENDED DECEMBER 31, 2004,
FROM INCEPTION (JUNE 6, 2003) TO DECEMBER 31, 2003
AND CUMULATIVE SINCE INCEPTION

	Five Months Ended May 31, 2005 (compiled)	Year Ended December 31, 2004	From Inception (June 6, 2003) to December 31, 2003	Cumulative During Development Stage
Revenue:				
Sales	$ 131,383	-	-	131,383
Less cost of sales	54,393	-	-	54,393
Gross profit	76,990	-	-	76,990
Expenses:				
Salaries and related expenses	92,629	-	-	92,629
Interest expense	71,855	-	-	71,855
Office and administration	14,583	-	-	14,583
Auto expense	11,195	-	-	11,195
Supplies	10,861	-	-	10,861
Rent	4,764	-	-	4,764
Professional fees	3,250	-	-	3,250
Travel	1,804	-	-	1,804
Maintenance & repairs	1,385	-	-	1,385
Total expenses	212,326	-	-	212,326
Net income (loss) for the periods	$ (135,336)	$ -	$ -	$ (135,336)

EXHIBIT "C"

AMERICAN GLASS INDUSTRIES, INC.
(a development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD
FROM INCEPTION (JUNE 6, 2003) TO DECEMBER 31, 2004
AND FOR THE FIVE MONTHS ENDED MAY 31, 2005 (compiled)

	Preferred Stock		Common Stock				
	Shares	Preferred Stock	Shares	Common Stock	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total
Balance at inception	-	$ -	-	$ -	$ -	$ -	$ -
Stock issued to founder	-	-	9,500,000	95,000	1,330,508	-	1,425,508
Stock issued at $1.00 per share	411,725	4,117	-	-	407,608	-	411,725
Costs associated with stock offering	-	-	-	-	(17,819)	-	(17,819)
Net income for the period of June 6, 2003 to December 31, 2003	-	-	-	-	-	-	-
Balance at December 31, 2003	411,725	4,117	9,500,000	95,000	1,720,297	-	1,819,414
Additional paid-in by founder	-	-	-	-	60,000		60,000
Stock issued at $1.00 per share	378,804	3,788	-	-	375,016	-	378,804
Dividends accrued on preferred stock	-	-	-	-	-	(63,242)	(63,242)
Net income for the year ended December 31, 2004	-	-	-	-	-	-	-
Balance at December 31, 2004	790,529	$ 7,905	9,500,000	$ 95,000	$ 2,155,313	$ (63,242)	$ 2,194,976
Additional paid-in by founder	-	-	-	-	150,000	-	150,000
Stock issued at $1.00 per share	-	-	-	-	-	-	-
Dividends accrued on preferred stock	-	-	-	-	-	(26,351)	(26,351)
Net income for the period of January 1, 2005 to May 31, 2005	-	-	-	-	-	(135,336)	(135,336)
Balance at May 31, 2005 (compiled)	790,529	$ 7,905	9,500,000	$ 95,000	$ 2,305,313	$ (224,929)	$ 2,183,289

See Notes to Financial Statements and Accountant's Compilation Report

EXHIBIT "D"

AMERICAN GLASS INDUSTRIES, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS
FOR THE FIVE MONTHS ENDED MAY 31, 2005 (compiled),
FOR THE YEAR ENDED DECEMBER 31, 2004,
FROM INCEPTION (JUNE 6, 2003) TO DECEMBER 31, 2003
AND CUMULATIVE SINCE INCEPTION

	Five Months Ended May 31, 2005 (compiled)	Year Ended December 31, 2004	From Inception (June 6, 2003) to December 31, 2003	Cumulative During Development Stage
Cash Flows From Operating Activities:				
Net loss for the period - Exhibit "B"	$ (135,336)	$ -	$ -	$ (135,336)
Adjustment to reconcile net loss with net cash used in operating activities:				
Changes in assets and liabilities:				
Accounts receivable	(136,783)	-	-	(136,783)
Inventory	(74,764)	-	-	(74,764)
Accounts payable	143,471	-	-	143,471
Accrued interest	48,083	-	-	48,083
Net cash used in operating activities	(155,329)	-	-	(155,329)
Cash Flows From Investing Activities:				
Purchase of property and equipment	-	(959,174)	(1,508,000)	(2,467,174)
Purchase of land	-	-	(80,508)	(80,508)
Construction-in-process	(472,185)	(2,286,556)	(129,331)	(2,888,072)
Change in deposits	-	52,500	(55,800)	(3,300)
Change in prepaids	-	(5,000)	-	(5,000)
Change in loans receivable	(1,000)	(1,600)	-	(2,600)
Increase in organization costs	-	-	(6,675)	(6,675)
Increase in start-up costs	(5,696)	(15,726)	(55)	(21,477)
Increase/(decrease) in accounts payable	(36,499)	96,967	-	60,468
Net cash used in investing activities	(515,380)	(3,118,589)	(1,780,369)	(5,414,338)
Cash Flows From Financing Activities:				
Proceeds from construction loan	189,491	1,660,509	-	1,850,000
Proceeds from equipment loans	39,147	860,853	-	900,000
Proceeds from other loans	150,000	-	-	150,000
Net shareholder loan activity	(3,736)	174,575	-	170,839
Proceeds from notes	183,500	35,000		218,500
Capital lease payments	(54,294)	(57,254)	-	(111,548)
Proceeds from issuance of stock	150,000	438,804	1,837,233	2,426,037
Costs associated with stock offering	-	-	(17,819)	(17,819)
Net cash provided by financing activities	654,108	3,112,487	1,819,414	5,586,009
Net increase (decrease) in cash	(16,601)	(6,102)	39,045	16,342
Cash at beginning of period	32,943	39,045	-	-
Cash at end of period	$ 16,342	$ 32,943	$ 39,045	$ 16,342
Significant Non-Cash Investing and Financing Activities:				
Acquisition of equipment financed by loan	-	$ 945,000	$ -	$ 945,000
Acquisition of equipment under capital lease	-	540,000	-	540,000
Preferred stock dividends payable	(26,351)	(63,242)	-	(89,593)
Capitalized accrued interest	(12,400)	50,594	-	38,194
	$ (38,751)	$ 1,472,352	$ -	$ 1,433,601
Supplemental Disclosures:				
Interest Paid	$ 101,899	$ 204,396	$ -	$ 204,396

See Notes to Financial Statements and Accountant's Compilation Report

AMERICAN GLASS INDUSTRIES, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

American Glass Industries, Inc. ("The Company") is a Virginia Corporation organized on June 6, 2003. The Company is a development stage company because its planned principal operations have not yet fully commenced. The purpose of the Company is to engage in the manufacturing and distribution of glass for commercial use, including automotive replacement glass. During its development stage, the Company has been principally involved with raising capital, constructing the building and facilities, installing the manufacturing equipment, preparing the plant to start manufacturing and developing a market for its product. The Company and its manufacturing facilities are located in King George, Virginia, but the company plans to market its product nationally. Management anticipates that manufacturing will commence in January 2005.

Accounting Year

The Company has elected a calendar accounting period beginning on January 1 and ending on December 31. These financial statements have been prepared for the initial period from inception, June 6, 2003 to December 31, 2004.

Method of Accounting

The financial statements of American Glass Industries, Inc. have been prepared on the accrual basis of accounting. Under this method, certain revenues are recognized when earned, and certain expenses and purchases of assets are recognized when the obligation is incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Capitalization of Interest

The Company follows the policy of capitalizing interest as a component of the cost of property and equipment constructed for its own use. During the year ended December 31, 2004 total interest incurred was $204,396, of which 100% was capitalized.

Financial Instruments

The Company considers the recorded value of its financial assets and liabilities, consisting primarily of cash and accrued expenses, to approximate the fair value of the respective assets and liabilities as of December 31, 2004 and 2003 due to their short-term maturity.

Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Deprecation is computed on the straight line method for financial reporting purposes and on accelerated methods allowed by Federal income tax regulations. Since the construction of the manufacturing facility is in process there is no depreciation expense reflected on the accompanying financial statements. Depreciation of the various components of the facility will begin when manufacturing commences.

Start-up Costs

During the construction of the manufacturing facility and prior to the commencement of operations the Company has determined that all disbursements of Company funds are properly attributable to the cost of the property and equipment, the cost of raising capital or to the cost of organizing the company. Any expenditures that can not be naturally attributable to the categories are considered to be start-up costs. Start-up costs will be amortized on a straight-line basis over a 60 month period which begins with the commencement of operations.

Organizational Costs

Organization costs will be amortized on a straight line basis over a 60 month period which begins with the commencement of operations.

Income Taxes

The company is subject to federal and state income taxes. Currently, since the Company has no taxable income, no provision for income taxes has been made.

NOTE 2 – CONSTRUCTION LOAN PAYABLE

The Company obtained a construction loan in the amount of $1,850,000 from Union Bank and Trust Company to finance the construction of the building. Interest accrues on the loan at the rate of the Wall Street Prime rate plus 1% (which amounts to a current rate of 5%). No principal payments are due until the loan is converted to a permanent mortgage loan which will occur within two months of the issuance of an occupancy permit, unless the loan is paid in full. Upon the occurrence that the loan is converted to permanent status, principal and interest payments will be due monthly based on a twenty year amortization. Interest will be fixed at 6.5% for the first five years after which the loan will be changed to an adjustable rate mortgage with the rate being adjusted on five year intervals. The loan is secured by, among other things, a first priority deed of trust, assignment of leases and rental income, building and improvements and other assets. In addition, the loan has been personally guaranteed by certain of the Company's stockholders. The principal balance on the loan at December 31, 2004 amounted to $1,660,509.

Based on the balance due at December 31, 2004, loan maturities for the next five years are as follows:

2005	$ 34,696
2006	44,187
2007	47,146
2008	50,304
2009	53,673
Thereafter	1,430,503
	$1,660,509

NOTE 3 – EQUIPMENT LOANS PAYABLE

Union Bank and Trust Company

The Company obtained a loan in the amount of $900,000 from Union Bank and Trust Company in order to finance the purchase of manufacturing equipment. Interest accrues on the loan at the rate of the Wall Street Prime rate plus 1% (which amounts to a current rate of 5%). No principal payments are due until the loan is converted to a permanent status which will occur within two months of the issuance of an occupancy permit, unless the loan is paid in full. Upon the occurrence that the loan is converted to permanent status, principal and interest payments will be due monthly based on a ten year amortization. Interest will be fixed at 6.5% for the first five years after which the loan will be changed to a market rate. The loan is secured by, among other things, a first priority deed of trust, assignment of leases and rental income, building and improvements and other assets. In addition, the loan has been personally guaranteed by certain of the Company's stockholders. The balance due as of December 31, 2004 was $860,853. The terms of this equipment loan and the construction loan described above are combined on a single loan document.

Based on the balance due at December 31, 2004, loan maturities for the next five years are as follows:

2005	$ 52,383
2006	66,711
2007	71,179
2008	75,946
2009	81,032
Thereafter	513,602
	$ 860,853

Tamglass Engineering Ltd

The Company signed a purchase agreement to buy manufacturing equipment from Tamglass Engineering Ltd., an equipment manufacturer located in Finland, in the amount of 1,050,000 Euros, which amounted to $1,218,000 on the date the agreement was signed. Under the terms of the agreement all payments are to be paid in Euros which subjects the Company to fluctuations in the exchange of currency. The Company made several advance payments prior to delivery of the equipment leaving a balance due of $945,000. The balance is to be paid in twelve equal quarterly installments commencing six months after delivery including interest at 5% per annum. The balance due as of December 31, 2004 was

$945,000 with accrued interest amounting to $38,194. The principal balance due has been adjusted upwards to account for a loss on currency exchange of $37,050. The loan is secured by the equipment.

Based on the balance due at December 31, 2004, loan maturities for the next five years are as follows:

2005	$ 157,500
2006	315,000
2007	315,000
2008	157,500
	$ 945,000

The aggregate of all loan maturities for each of the five years following December 31, 2004 is as follows:

2005	$ 244,579
2006	425,898
2007	433,325
2008	283,750
2009	134,705
Thereafter	1,944,105
	$3,466,362

NOTE 4 – CAPITAL LEASE PAYABLE

The Company financed the purchase of additional manufacturing equipment under the terms of a capital lease with Noreast Capital Corporation. The assets and liabilities under the capital lease are recorded at the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. The total cost of the assets held under capital lease arrangements at December 31, 2004 was $600,000.

Minimum future lease payments under capital leases as of December 31, 2004 for the next five years are as follows:

2005	$ 192,000
2006	192,000
2007	192,000
2008	16,000
Total lease payments	592,000
Less interest	(109,254)
Net lease payable	$ 482,746

The current and long-term portions of the net lease payable are as follows:

Current portion of net lease payable	$ 135,542
Long-term portion of net lease payable	347,204
Net lease payable	$ 482,746

NOTE 5 – CAPITAL STOCK

The capital stock of the Company consists of 25,000,000 authorized shares of common stock with a par value of $0.01 per share and 5,000,000 authorized shares of convertible preferred stock with a par value of $0.01 per share. The holders of the preferred stock are entitled to receive an annual dividend of 8% of the original purchase price per share. The dividends are cumulative and accordingly unpaid dividends accumulate and, if not paid, are due and payable in full upon the conversion of the preferred stock to common stock. Each share of preferred stock is convertible to one share of common stock by the holder if the election to convert is made within three years of the anniversary date of the purchase of the stock. In addition, the preferred stock is automatically converted to common stock if the Company offers the common stock for sale pursuant to a public stock offering under the terms of the Securities Act of 1933. The Company has the right to redeem all of the preferred stock after the third anniversary of the issuance of the stock by paying cash to the holders an amount equal to the original purchase price plus all accumulated, but unpaid, dividends. After the fifth anniversary following the issuance of the stock the holders of the preferred stock can request that their stock be redeemed by the Company for cash equal to the original purchase price plus all accumulated, but unpaid, dividends.

NOTE 6 - GOING CONCERN

The Company is in its development stage, with no historical experience for profitable operations. The ultimate recoverability of its investments in property and equipment and other organizational costs is dependent on a successful stock offering and future profitable operations, which cannot be determined at this time.

SIGNATURES

The Company has duly caused this Offering Circular to be signed on its behalf by the undersigned, a majority of our directors, thereunto duly authorized, in the County of King George, VA on July 10, 2005.

By: /s/ Nick Lahijan
Name: Nick Lahijan
Title: Chairman of the Board of Directors, President and Chief Financial Officer

The following persons in the capacities and on the dates indicated have signed this Offering Circular:

Dated: July 10, 2005

By: /s/
Name: Nick Lahijan
Title: Chairman of the Board of Directors, President and Chief Financial Officer

Dated: July 10, 2005

By: /s/
Name: Esmael Eradat
Title: Director, and Secretary/Treasurer

Dated: July 10, 2005

By: /s/
Name: Enrique Gudino Gandara
Title: COO

Dated: July 10, 2005

By: /s/
Name: Adel Shirmohammadi
Title: Director

Dated: July 10, 2005

By: /s/
Name: John L. Sullivan, Jr.
Title: CFO

Dated: July 10, 2005

By: /s/
Name: Mahvash Zulfaghary, DDS
Title: Director

PART III – EXHIBITS

EXHIBIT NO.	DESCRIPTION
2.1	Restated Articles of Incorporation of American Glass Industries, Inc.
2.2	By-Laws of American Glass Industries, Inc.
3.1	Specimen Common Stock Certificate
4	Form of Subscription Agreement
5	Escrow Agreement (to be submitted)
6.1	Promissory Note to Union Bank & Trust of March 3, 2004.
6.2	Sales Agreement with Tamglass Engineering Ltd. Oy, undated.
6.3	Equipment Lease with Noreast Capital Corporation, December 30, 2003.
6.4	Rental Schedule with Noreast Capital Corporation, December 30, 2003.
10	Consent of Davis & Singh (to be submitted)
10.2	Consent and Opinion of John Tansey as to legality of securities offered (to be submitted)

AMERICAN GLASS INDUSTRIES, INC.

RESTATED ARTICLES OF INCORPORATION

American Glass Industries, Inc., a Virginia Corporation, having its principal office at 2226 Laurel Ridge Road, Vienna, VA 22781 (hereinafter referred to as the "Corporation"), hereby certifies that:

ONE: The Corporation desires to amend and restate its Charter as currently in effect: (1) by increasing the number of authorized shares of common stock; (2) by authorizing shares of preferred stock, convertible into shares of common; (3) by establishing par values for the authorized preferred and common stock; and (4) by adding other provisions to the Charter.

TWO: The Articles of Incorporation of said corporation shall be amended and restated to read in full as follows:

ARTICLE I

The name of this corporation is American Glass Industries, Inc. ("Corporation").

ARTICLE II

The post office address of the principal office of the Corporation in Virginia is 2226 Laurel Ridge Road, Vienna, VA 22781. The resident agent of the Corporation is Masih Siavoshan, whose address is 2226 Laurel Ridge Road, Vienna, VA 22781. Said resident agent is a resident of Virginia and a director of the Corporation.

ARTICLE III

The purpose of this Corporation is to engage in the manufacture and distribution of glass for commercial use, including automotive glass, and such other lawful act or activity for which a corporation may be organized under the Virginia Stock Corporation Act.

ARTICLE IV

A. Classes of Stock. This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is Thirty Million (30,000,000) shares. Twenty-Five Million (25,000,000) shares shall be Common Stock

($.01 par value) and Five Million (5,000,000) shares shall be Preferred Stock ($.01 par value).

B. Rights, Preferences and Restrictions of Preferred Stock. The Preferred Stock authorized by these Restated Articles of Incorporation may be issued from time to time in one or more series. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock, which series shall consist of One Million (1,000,000) shares, are as set forth below in this Article IV-B. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon additional series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them. Except as provided in Section 7 of this Article IV-B, with respect to Series A Preferred Stock, the rights, privileges, preferences and restrictions of any additional series of Preferred Stock may be subordinated to, pari passu with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred or Common Stock. The Board of Directors is also authorized to increase or decrease the number of shares of any series (other than the Series A Preferred Stock) prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding.

1. Dividend Provisions. Subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this Corporation) on the Common Stock of this Corporation, at the rate of 8% of the original purchase price per share per annum. Such dividends shall accrue on each share from date of issue, and shall accrue from day to day, whether or not earned or declared. Such dividends shall be cumulative so that, if such dividends in respect of any previous or current annual dividend period, at the annual rate specified above, shall not have been paid, the deficiency shall first be fully paid before any dividend or other distribution shall be paid on or declared and set apart for the Common Stock. Any accumulation of dividends on the Series A Preferred Stock shall not bear interest. Cumulative dividends with respect to a share of Series A Preferred Stock which are accrued, payable and/or in arrears shall, upon conversion of such share to Common Stock, be paid to the extent assets are legally available therefore and any amounts for which assets are not legally available shall be paid promptly as assets become legally available therefore; any partial payment will be made pro rata among the holders of such shares.

Unless full dividends on the Series A Preferred Stock for all past dividend periods and the then current dividend period shall have been paid or declared and a sum sufficient for the payment thereof set apart: (A) no dividend whatsoever (other than a dividend payable solely in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock) shall be paid or declared, and no distribution shall be made, on any Common Stock, and (B) no shares of Common Stock shall be purchased, redeemed, or acquired by the Corporation and no funds shall be paid into or set aside or made available for a sinking fund for the purchase, redemption, or acquisition thereof; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock held by employees, officers, directors, consultants or other persons performing services for the Corporation or any wholly-owned subsidiary (including, but not by way of limitation, distributors and sales representatives) that are subject to restrictive stock purchase agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment.

2. Liquidation Preference,

(a) In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, subject to the rights of series of Preferred Stock that may from time to time come into existence, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) the original issue price for each outstanding share of Series A Preferred Stock (the "Original Series A Issue Price") and (ii) an amount equal to declared or accrued but unpaid dividends on such share. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) Upon the completion of the distribution required by subparagraph (a) of this Section 2 and any other distribution that may be required with respect to series of Preferred Stock that may from time to time come into existence, if assets remain in this Corporation, the holders of the Common Stock of this Corporation, shall receive all of the remaining assets of this Corporation.

(c) (i) For purposes of this Section 2, a liquidation, dissolution or winding up of this Corporation shall be deemed to be occasioned by, or to include, (A) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation but, excluding any merger effected exclusively for the purpose of changing the domicile of the Corporation); or (B) a sale of all or substantially all of the assets of the Corporation; unless the Corporation's shareholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the

Corporation's acquisition or sale or otherwise) hold at least 50% of the voting power of the surviving or acquiring entity.

(ii) In any of such events, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value.

(iii) The Corporation shall give each holder of record of Series A Preferred Stock written notice of such impending transaction not later than twenty (20) days prior to the shareholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least a majority of the then outstanding shares of such Preferred Stock.

3. Commercial Loans and Senior Notes. Notwithstanding any other provision of this Article IV, nothing in this Article is intended to restrict the ability of the Corporation to borrow money in a mercantile transaction, to encumber the property or assets of the Corporation in connection therewith, or to issue senior notes in a private placement of securities.

4. Redemption.

(a) Redemption at Option of Individual Shareholder.

Subject to the rights of series of Preferred Stock which may from time to time come into existence, at the individual option of each holder of shares of Series A Preferred Stock, this Corporation shall redeem each year, commencing with the fifth (5th) anniversary date of issuance of the Series A Preferred Stock, and continuing each anniversary date thereafter (each a "Series A Redemption Date"), the number of shares of Series A Preferred Stock held by such holder that is specified in a request for redemption delivered to this Corporation by the holder on or prior to the date which is at least sixty (60) days immediately preceding the applicable Series A Redemption Date, by paying in cash therefore, the Original Series A Issue Price plus all declared or accumulated but unpaid dividends on such shares (the "Series A Redemption Price"); provided, however, that the Corporation shall not be required under this subsection (4)(a) to redeem from any particular holder (i) in connection with the initial Series A Redemption Date upon which such holder's shares of Series A Preferred Stock are being redeemed, a number of shares of Series A Preferred Stock greater than 33 1/3% of the aggregate number of shares of Series A Preferred Stock held by such holder immediately prior to such redemption, and (ii) in connection with the second Series A Redemption Date upon which such holder's shares of Series A Preferred Stock are being redeemed, a number of shares of Series A Preferred Stock greater than fifty percent (50%) of the aggregate number of shares of Series A Preferred Stock held by such holder immediately prior to such redemption.

(b) Redemption at the Option of the Corporation.

(i) Subject to the rights of series of Preferred Stock which may from time to time come into existence, this Corporation may, commencing on or after the third (3rd) anniversary date of the issuance of the Series A Preferred Stock, at the option of the Board of Directors, redeem all (but not less than all) of the Series A Preferred Stock by paying in cash therefore a sum equal to the Series A Redemption Price.

(ii) As used herein, the term "Redemption Date" shall refer to each of "Series A Redemption Date" and the term "Redemption Price" shall refer to each of "Series A Redemption Price." Subject to the rights of series of Preferred Stock which may from time to time come into existence, at least fifteen (15) but no more than thirty (30) days prior to each Redemption Date, written notice shall be mailed, first class postage prepaid, to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the Series A Preferred Stock to be redeemed, at the address last shown on the records of this Corporation for such holder, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Redemption Date, the Redemption Price, the place at which payment may be obtained and calling upon such holder to surrender to this Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares to be redeemed (the "Redemption Notice"). Except as provided in subsection (iii) below on or after the Redemption Date, each holder of Series A Preferred Stock to be redeemed shall surrender to this Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled.

(iii) From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of Series A Preferred Stock designated for redemption in the Redemption Notice as holders of Series A Preferred Stock (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of this Corporation or be deemed to be outstanding for any purpose whatsoever. Subject to the rights of series of Preferred Stock which may from time to time come into existence, if the funds of the Corporation legally available for redemption of shares of Series A Preferred Stock on any Redemption Date are insufficient to redeem the total number of shares of Series A Preferred Stock to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon their holdings of Series A Preferred Stock. The shares of Series A Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preference provided herein. Subject to the rights of series of Preferred Stock which may from time to time come into existence, at any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Series A Preferred Stock, such funds will immediately be used to redeem the balance of the shares which the Corporation has become obliged to redeem on any Redemption Date but which it has not redeemed.

5. Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. All but not less than all of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share and prior to the third (3rd) anniversary date of issuance, at the office of this Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock on a share-for-share basis. The initial Conversion Price per share for shares of Series A Preferred Stock shall be the Original Series A Issue Price; provided, however, that the Conversion Price for the Series A Preferred Stock shall be subject to adjustment as set forth in subsection 5(d).

(b) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such Series A Preferred Stock (except as provided below in subsection 5(c)), immediately upon the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") (adjusted to reflect subsequent stock dividends, stock splits or recapitalization.

(c) Mechanics of Conversion. Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefore, duly endorsed, at the office of this Corporation or of any transfer agent for the Series A Preferred Stock, and shall give written notice to this Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Series A Preferred Stock shall be subject to adjustment from time to time as follows:

(i) If the Corporation shall issue, after the date upon which any shares of Series A Preferred Stock were first issued (the "Purchase Date" with respect to such series), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for such series in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted as set forth below:

Weighted Average Conversion Price Adjustment

The customary formula for the conversion price adjustment determined by the "weighted average" method is as follows:

$$\frac{NP = CP \times OB + NM}{OA}$$

Where:

NP = the New Conversion Price

CP = the Conversion Price in effect immediately before the new issue

OB = the total number of shares of common stock Outstanding Before the new issue

NM = the total consideration ("new money") to be received in the new issue

OA = the total number of shares of common stock Outstanding After giving effect to the new issue

For purposes of the formula, all outstanding convertible securities are treated as if they had been converted.

(ii) "Additional Stock" shall mean any shares of Common Stock issued by this Corporation after the Purchase Date other than:

(A) Shares of Common Stock issuable or issued to employees, consultants, directors or vendors (if in transactions with primarily non-financing purposes) of this Corporation directly or pursuant to a stock option plan or restricted stock plan approved by the Board of Directors of this Corporation.

(B) Shares of Common Stock issued or issuable (i) in a public offering before or in connection with which all outstanding shares of Series A Preferred Stock will be converted to Common Stock or (ii) upon exercise of warrants or rights granted to underwriters in connection with such a public offering.

iii. If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series A Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 5 or Section 2) provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Preferred Stock the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the Series A Preferred Stock after the recapitalization to the end that the provisions of this Section 5 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series A Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(f) No Impairment. This Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred Stock against impairment.

(g) No Fractional Shares and Certificate as to Adjustments. No fractional shares shall be issued upon the conversion of any share or shares of the Series A Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share.

(h) Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these articles.

(i) Notices. Any notice required by the provisions of this Section 5 to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this Corporation.

6. Voting Rights. Except as provided in Section 7 below, the Preferred Stock shall not have voting rights. The holder of each share of Series A Preferred Stock shall be entitled, notwithstanding any provision hereof, to notice of any meeting of voting shareholders, and to a summary report on the action taken by such shareholders, in accordance with the bylaws of this Corporation.

7. Protective Provisions. Subject to the rights of series of Preferred Stock which may from time to time come into existence, and the provisions of Article IV-B3 hereof, so long as any shares of Series A Preferred Stock are outstanding, this Corporation shall not without first obtaining the approval of the holders of Series A Preferred Stock, by vote or written consent of at least a majority of the then outstanding shares of Series A Preferred Stock:

(a) Alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock so as to materially and adversely affect the shares;

(b) Increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series A Preferred Stock;

(c) Authorize or issue, or obligate itself to issue, any other equity security, including any other security convertible into or exercisable for any equity security, having a preference over the Series A Preferred Stock with respect to voting, dividends or upon liquidation; or

(d) Redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to (i) the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or (ii) the redemption of any share or shares of Preferred Stock otherwise than by redemption in accordance with Section 4 hereof.

7. Status of Converted or Redeemed Stock. In the event any shares of Series A Preferred Stock shall be redeemed or converted pursuant to Section 4 or Section 5 hereof, the shares so converted or redeemed shall be cancelled and shall not be issuable by the Corporation. The Articles of Incorporation of this Corporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

C. Common Stock.

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Section 2(b) of this Article IV hereof.

3. Redemption. The Common Stock is not redeemable.

4. Voting Rights. The holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of this Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

The Corporation shall have three (3) directors, which number may be increased or decreased pursuant to the Bylaws of the Corporation. However, the number of directors shall never be less than the minimum number required by the Virginia Stock Corporation Act. The following named persons shall act as such until the first annual meeting or until a successor or successors are duly chosen and qualify:

Masih Siavoshan	2226 Laurel Ridge Road, Vienna, VA 22781
Nasser Lahijan	6100 Fence Post Ct., Columbia, MD 21044
John L. Sullivan, Jr.	7662 Spencer Rd., Glen Burnie, MD 21060

ARTICLE VI

Shareholders of the Corporation shall not have any preemptive right to subscribe to (1) any additional issue of stock or (2) any security convertible into an additional issue of stock, unless granted by the Board of Directors of the Corporation.

ARTICLE VII

The following provisions are hereby adopted, for the purpose of defining, limiting and regulating the powers of the directors, officers, stockholders, and the Corporation:

A. The Board of Directors of the Corporation is hereby empowered to authorize the issuance from time to time of shares of its stock, with or without par value, or of any new class of stock or securities convertible into shares of its stock, with or without par value, or to authorize the reclassification of unissued stock, for such considerations as said Board of Directors may deem advisable, irrespective of the value or amount of such considerations but subject to such limitations and restrictions, if any, provided by these Articles or by law, or as may be set forth in the Bylaws of the Corporation. The Board of Directors may, by articles supplementary, classify or reclassify any unissued shares of stock, whether or not hereafter authorized, by fixing or altering in any one or more respects, from time to time, before issuance of such shares, the preferences, rights, voting powers, restrictions and qualifications of, the dividends on, the time and prices of redemption of, and the conversion rights of, such shares.

B. The Board of Directors shall have the power, from time to time, to fix and determine and to vary the amount of working capital of the Corporation; to determine whether any, and, if any, what part, of the surplus of the Corporation or of the net profits arising from its business shall be declared in dividends and paid to the shareholders, subject, however, to the provisions of these Articles, and to direct and determine the use and disposition of any such surplus or net profits. The Board of Directors may in its discretion use and apply any of such surplus or net profits in purchasing or acquiring any of the shares of the stock of the Corporation, or any of its bonds or other evidences of indebtedness, to such extent and in such manner and upon such lawful terms as the Board of Directors shall deem expedient.

C. Except as otherwise provided herein, the Board of Directors shall have authority to exercise, without vote of shareholders, those powers of the Corporation (whether conferred by law or by these Articles) that enable the Corporation to lease the premises of another corporated or unincorporated business entity or to purchase, lease or otherwise acquire the business or assets, in whole or in part, of other corporations or unincorporated business entities organized to render the same specific business services provided by this Corporation.

D. Notwithstanding any provision of law requiring any action to be taken or authorized by the affirmative vote of the Board of Directors of the Corporation, or to be otherwise taken or authorized by vote of the Board of Directors, which is more than a majority of all of the Directors of the Board, such action shall be effective and valid if taken or authorized by the affirmative vote of a majority of all of the Directors of the Board.

E. Notwithstanding any provision of law requiring any action to be taken or authorized by the affirmative vote of the holders of a designated proportion of the shares of stock of the Corporation, or to be otherwise taken or authorized by vote of the shareholders, which is more than a majority of the total number of votes entitled to be cast thereon, such action shall be effective and valid if taken or authorized by the affirmative vote of a majority of the total number of votes entitled to be case thereon.

F. The Corporation reserves the right to make, from time to time, any amendments of these Articles which may now or hereafter be authorized by law, or to file Articles Supplementary as provided in these Articles, including changes in the terms of any of the outstanding stock by classification, reclassification, or otherwise, but no amendment or Articles Supplementary which change the terms of any of the outstanding stock shall be valid unless such change or terms shall have been authorized by the holders of a majority of all of such stock outstanding, the terms of which are being changed at the time by vote at a meeting or in writing with or without a meeting.

G. The Corporation shall have such officers, as may from time to time be provided in the Bylaws, subject to the limitations and restrictions therein; and such officers shall be designated in such manner and shall hold their officers for such terms and shall have such powers and duties as may be prescribed by the Bylaws or as may be determined from time to time by the Board of Directors subject to the Bylaws.

H. No contract or other transaction between this Corporation and any other firm, partnership, limited liability company, or corporation shall in any way be affected or invalidated by the fact that any one or more of the directors of this Corporation are pecuniarily or otherwise interested in or is a member, director, or officer or are members, directors or officers of such firm, association or corporation; any director or directors, individually or jointly, or any firm, partnership, limited liability company, or corporation in which any director may have a pecuniary or other interest or be a member, director, or officer, may be a party or parties to or may be pecuniarily or otherwise interested in, any contract or transaction of this Corporation, provided that the fact that he or such firm, partnership, limited liability company, or corporation is so interested shall be disclosed or shall have been known to the Board of Directors or a majority thereof.

The enumeration and definition of a particular power of the Board of Directors included in this Article VII shall in no way be construed as or deemed by inference or otherwise in any manner to exclude or limit any other powers conferred by the Board of Directors under the provisions of the Virginia Stock Corporation Act now or hereafter in force.

ARTICLE VIII

To the maximum extent permitted by Virginia law in effect from time to time, the Corporation, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall indemnify, and shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (i) any individual who is a present or former director or senior officer of the Corporation (as provided in the Corporation's Bylaws) and who is made a party to the proceeding by reason of his service in that capacity or (ii) any individual who, while a director of the Corporation and at the request of the Corporation, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Corporation may, with the approval of its Board of Directors, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (i) or (ii) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

The Corporation shall not be required by this Article to provide indemnification or advance for expenses to any person in connection with any proceeding brought by or on behalf of such person.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Charter or Bylaws of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

By written informal action, unanimously taken by the Board of Directors of the Corporation, pursuant to and in accordance with Sections 13.1-707, 13.1-710, and 13.1-711 of the Virginia Stock Corporation Act, the Board of Directors of the Corporation duly advised the foregoing amendments and restatement to its shareholder and by written informal action unanimously taken by the shareholder of the Corporation, the shareholder of the Corporation duly approved said amendments and restatement.

Immediately before this informal action, the total number of authorized capital stock of the Corporation was One Thousand (1,000) shares of voting common stock, all of one class.

June

IN WITNESS WHEREOF, American Glass Industries, Inc. has caused these presents to be signed in its name and on its behalf by its President and its corporate seal to be hereunder affixed and attested by its Secretary on this 2nd day of ~~May~~ June, 2003, and its President acknowledges that these Articles of Restatement are the act and deed of American Glass Industries, Inc. and, under the penalties of perjury, that the matters and facts set forth herein with respect to authorization and approval are true in all material respects to the best of his knowledge, information and belief.

ATTEST:



Acting Secretary

American Glass Industries, Inc.



By: ______________(SEAL)
Nasser Lahijan
President

BYLAWS

OF

AMERICAN GLASS INDUSTRIES, INC.

ARTICLE I - STOCKHOLDERS

1. ANNUAL MEETING.

The annual meeting of the Common (voting) stockholders (referred to herein as "stockholders" or "stockholder") of the Corporation shall be held on the second (2nd) Friday of March, of every year at 8:00 P.M., or on such other date, within the period beginning on the fifteenth (15th) day preceding and ending on the fifteenth (15th) day following such second Friday in March, as may be fixed from time to time by the Board of Directors. Not less than ten (10) nor more than sixty (60) days written or printed notice stating the place, day and hour of each annual meeting shall be given in the manner provided in Section 1 of Article VII hereof. The business to be transacted at the annual meeting shall include the election of directors, consideration and action upon the reports of officers and directors, and any other business within the power of the directors, and any other business within the power of the Corporation. All annual meetings shall be general meetings.

Preferred stockholders may attend the annual meeting at the invitation of the president of the Corporation, in his sole and absolute discretion, unless otherwise required under the corporation laws of Virginia.

2. SPECIAL MEETINGS CALLED BY THE PRESIDENT OR THE BOARD OF DIRECTORS.

At any time in the interval between annual meetings, special meetings of stockholders may be called by the President, or by a majority of the Board of Directors. Not less than ten (10) nor more than sixty (60) days written or printed notice stating the place, day and hour of such meeting and the business proposed to be transacted thereat shall be given in the manner provided in Section 1 of Article VII hereof. No business shall be transacted at any special meeting except that named in the notice.

3. SPECIAL MEETING CALLED BY STOCKHOLDERS.

Upon the request in writing delivered to the President or Secretary by the holders of twenty-five percent (25%) or more of all shares outstanding and entitled to vote, it shall be the duty of such President or Secretary to call forthwith a special meeting of the stockholders. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. The Secretary shall inform such stockholders of the reasonably estimated costs of preparing and mailing the notice of the meeting. If upon payment of such costs to the Corporation the person to whom such request in writing shall have been delivered shall fail to issue a call for such meeting within ten (10) days after the receipt of such request and payment of costs, then the stockholders owning twenty-five percent (25%) or more of the voting shares, may do so upon giving not more than thirty (30) days and not less than fifteen (15) days notice of the time, place and object of the meeting in the manner provided in Section 1 of Article VII hereof.

4. REMOVAL OF DIRECTORS.

At any special meeting of the stockholders called in the manner provided for by this Article, the stockholders, by the vote of a majority of all shares of Common stock of the Corporation issued and outstanding and entitled to vote, may remove any director or directors from office, with or without cause, and may elect a successor or successors to fill any resulting vacancies for the remainder of his, her or their terms.

5. VOTING, PROXIES, RECORD DATE.

At all meetings of stockholders, every stockholder entitled to vote thereat shall have one (1) vote for each share of stock outstanding in his or her name on the books of the Corporation on the date for the determination of stockholders entitled to vote at such meeting. Stock held in joint names may be voted individually by the joint stockholders. Husband and wife shall have an interest in jointly-held stock as specified on the stock certificate(s) and may vote such shares in accordance with their respective interests. One spouse may vote the shares of the other only by proxy, as provided in this Section 5, or by informal action as provided in Section 11 hereof. A stockholder may grant a proxy by an instrument in writing, subscribed by such stockholder or his or her duly authorized attorney, bearing a date not more than three (3) months prior to said meeting, unless said instrument provides for a longer period. Such proxy shall be dated, but need not be sealed, witnessed or acknowledged, and shall be verified by the Secretary of the Corporation, or if the meeting shall so decide, by the Secretary of the meeting. The Board of Directors may fix the record date for the determination of stockholders entitled to vote in the manner provided in Article VI, Section 4 of these Bylaws.

6. QUORUM.

The presence in person or by proxy of the holders of record of a majority of the shares of the Common stock of the Corporation issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the laws of Virginia, by the Articles of Incorporation or by these Bylaws. If less than a quorum shall be in attendance at the time for which the meeting shall have been called, the meeting may be adjourned from time to time by a majority vote of the stockholders present or represented, without any notice other than by announcement at the meeting, until a quorum shall attend. At any adjourned meeting at which a quorum shall attend, any business may be transacted which might have been transacted if the meeting had been held as originally called.

7. STOCKHOLDER ACTION.

Except as hereinafter provided and as otherwise provided by the Restated Articles of Incorporation, the Buy-Sell Agreement, or the laws of Virginia, the stockholders shall act by an affirmative vote of a majority of the shares of Common stock of the Corporation issued and outstanding and entitled to be cast therein at a duly constituted meeting at which a quorum is present.

8. FILING PROXIES.

At all meetings of stockholders, the proxies shall be filed with and be verified by the Secretary of the Corporation, or if the meeting shall so decide, by the Secretary of the meeting.

9. PLACE OF MEETINGS.

All meetings of stockholders shall be held at the principal office of the Corporation in the Commonwealth of Virginia or the State of Maryland or at such other place within the United States as may be fixed from time to time by the entire Board of Directors of the Corporation and designated in the notice.

10. ORDER OF BUSINESS.

At all meetings of stockholders, any Common stockholder, present and entitled to vote in person or by proxy shall be entitled to require, by written request to the Chairman of the meeting, that the order of business shall be as follows:

(1) Organization of the meeting.

(2) Submission by Secretary or by Inspectors, if any shall have been elected or appointed, of a list of the stockholders entitled to vote, present in person or by proxy.

(3) Proof of notice of meeting or of waivers thereof. (The Certificate of the Secretary of the Corporation, or the affidavit of any other person who mailed or published the notice or caused the same to be mailed or published, being proof of service of notice.)

(4) If an annual meeting, or a meeting called for that purpose, reading of unapproved minutes of preceding meetings, and action thereon.

(5) Reports.

(6) Appointment of tellers, or, if stockholders so desire, the election of inspectors.

(7) If an annual meeting, or a meeting called for that purpose, the election of Directors.

(8) Unfinished business.

(9) New business.

(10) Adjournment.

11. INFORMAL ACTION BY STOCKHOLDERS.

Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if a consent in writing setting forth such actions is signed by all the stockholders entitled to vote thereon, and such consent is filed with the records of the Corporation.

ARTICLE II - DIRECTORS

1. POWERS.

The Board of Directors shall have the control and management of the affairs, business and properties of the Corporation. The Board of Directors shall establish and approve the salaries, bonuses, corporate retirement and benefit plans, and all schedules, vacations, and policies relating to the hiring and firing of employees of the Corporation. The Board of Directors shall approve all contracts of the Corporation's, other than contracts in the ordinary course of business. They shall have and exercise in the name of the Corporation and on behalf of the Corporation all rights and privileges legally exercisable by the Corporation, except as otherwise provided by law, by the Charter or by these Bylaws. A director may, but need not be, a stockholder of the Corporation.

2. NUMBER, TERM OF OFFICE, REMOVAL.

The number of directors of the Corporation shall be the number named in the Articles of Incorporation; provided, however, that such number may be increased and/or decreased from time to time by vote of a majority vote of the whole Board of Directors to a number not exceeding (5) and not less than one (1), but the tenure of office of the directors shall not be affected by any decrease in the number of directors so made by the Board. The first directors of the Corporation shall hold their office until the first annual meeting of the Corporation, or until their successors are elected and qualify, and thereafter the directors shall hold office for the term of one (1) year, or until their successors are elected and qualify. The Board of Directors shall keep minutes of its meetings and a full account of its transactions. A director may be removed from office as provided in Article I, Section 4 hereof.

3. ORGANIZATION MEETINGS, REGULAR MEETINGS.

After each annual meeting of stockholders, the Board of Directors shall meet for the purpose of organization and the transaction of other business, at such time and place as may be designated by the stockholders at such meeting; or, in the absence of such designation, shall meet as soon as practicable. No notice of the organization meeting shall be required if it is held at the same place and immediately following the annual meeting of stockholders. Other regular meetings of the Board of Directors may be held at such other times and at such places, within or without the State of Maryland or the Commonwealth of Virginia, as shall be designated in the notice for such meeting by the party making the call.

4. SPECIAL MEETINGS.

Special meetings of the Board of Directors may be held at any time and place, whenever called by the President or by a majority of the directors.

5. QUORUM.

A majority of the Board of Directors shall constitute a quorum for the transaction of business at every meeting of the Board of Directors; but if at any meeting there be less than a quorum present, a majority of those present may adjourn the meeting from time to time, but not for a period exceeding ten (10) days at any one time or thirty (30) days in all, without notice other than by announcement at the meeting until a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

6. VOTING

The action of the majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion if required for such action by the laws of Virginia.

7. TELEPHONE MEETINGS

Members of the Board of Directors may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

8. NOTICE OF MEETINGS.

Notice of the place, day, hour, and agenda of every regular and special meeting of the Board of Directors shall be given to each director, in the manner provided in Section 2 of Article VII hereof. Subsequent to each Board meeting, and as soon as possible thereafter, each director shall be furnished with a copy of the minutes of said meeting and a list of those actions to be undertaken by the individual directors before the next meeting of the Board of Directors. Said director shall then send his comments on the minutes, if any, to the Secretary for immediate distribution to the directors. At least forty-eight (48) hours notice shall be given of all meetings; with the consent of a majority of the directors, a shorter notice may be given.

9. ELECTION.

The affirmative vote of a majority of all shares of Common stock outstanding and entitled to vote shall be necessary to elect a director or directors. There shall be no cumulative voting for directors.

10. VACANCIES.

If the office of a director becomes vacant, including the removal of a director by the stockholders, pursuant to Article I, Section 4 hereof, if the stockholders then fail to appoint another in his or her place, or if the number of directors is increased, such vacancy may be filled by the Board by a vote of the majority of the directors then in office (although such majority is less than a quorum). The stockholders may, however, at any time during the term of such director, elect some other person to fill said vacancy, and thereupon the election by the Board shall be superseded, and such election by the stockholders shall be deemed a filling of the vacancy and not a removal, and may be made at any meeting called for that purpose. If the entire Board of Directors shall become vacant, any Common stockholder may call a special meeting in the same manner that the President may call such meeting, and directors for the unexpired term may be elected at said special meeting, in the manner provided for their election at annual meetings.

11. RULES AND REGULATIONS.

The Board of Directors may adopt such rules and regulations for the conduct of their meetings and the management of the affairs of the Corporation as they may deem proper and not inconsistent with the laws of the State of Virginia or these Bylaws or the Charter.

12. COMPENSATION.

Directors shall not receive any stated salary for their services as such, but each director shall be entitled to receive from the Corporation reimbursement of the expense incurred by him or her in attending any regular or special meeting of the Board, and by resolution of the Board of Directors, a fixed sum may also be allowed for attendance at each regular or special meeting of the Board and such reimbursement and compensation shall be payable whether or not a meeting is adjourned because of the absence of a quorum. Nothing herein contained shall be construed to preclude a director from serving in any other capacity and receiving compensation therefor.

13. INFORMAL ACTION BY THE DIRECTORS.

Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a written consent to such action is signed by all members of the Board and such consent is filed with the minutes of the Board.

ARTICLE III - OFFICERS

1. IN GENERAL.

The officers of the Corporation shall consist of a president, a vice president, a treasurer, a secretary, and whenever deemed advisable by the Board of Directors, assistant vice-presidents, assistant secretaries and assistant treasurers, or such other officers as the Board of Directors from time to time considers necessary or advisable for the proper conduct of the business of the Corporation. All of the officers shall hold office at the pleasure of the Board or until their successors are chosen and qualify. An officer of the Corporation may, but need not be, a shareholder of the Corporation. In its discretion, the Board of Directors may leave unfilled any office except that of president, treasurer, and secretary. Election or appointment of an officer or agent shall not of itself create contract rights between the corporation and such officer or agent.

2. PRESIDENT.

The President shall be a director of the Corporation. He shall be the chief executive officer of the Corporation, unless the Board of Directors elects to appoint a separate person as chief executive officer. He shall, when present, preside at all meetings of the stockholders and directors. In the absence of a separate chief executive officer, he shall have general management and direction of the business of the Corporation and all powers ordinarily exercised by the president of a Corporation, he shall have authority to sign and endorse stock certificates, to sign and execute all deeds, mortgages, bonds, contracts or other instruments authorized by the by the Board of Directors. The President shall perform such other duties as the Board of Directors may direct.

The President shall have authority to execute all contracts in the ordinary course of business, hire employees and independent contractors, and be responsible for the day-to-day operation and management of the company.

3. VICE-PRESIDENT.

The Vice-President shall, under the direction of the President, be responsible for the day to day operation of the Corporation. The Vice president shall perform such other duties as may be prescribed by the Board of Directors or the President.

4. TREASURER.

The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit, or cause to be deposited, in the name of the Corporation all monies or other valuable effects in such banks, trust companies, or other depositories as shall, from time to time, be selected by the Board of Directors; he or she shall render to the President or to the Board of Directors, whenever requested, an account of the financial condition of the Corporation; and, in general, shall perform all the duties ordinarily incident to the office of a treasurer of a corporation, and such other duties as may be assigned to him or her, by the Board of Directors or by the President. He or she shall furnish bond (which may be a blanket bond) with such surety for the faithful performance of his or her duties as the Board of Directors may from time to time require, the cost of such bond to be defrayed by the Corporation; provided, however, that the Board of Directors may by resolution waive the requirement of a bond if it so desires.

5. SECRETARY.

The Secretary shall keep the minutes of the meetings of the stockholders and of the Board of Directors; he or she shall maintain at all times in the principal office of the Corporation at least one (1) copy of the Bylaws with all amendments to date, and shall make the same, together with the minutes of the meetings of the stockholders, the annual statement of affairs of the Corporation and any stock purchase agreement on file at the office of the Corporation, available for inspection by any officer, director or stockholder during reasonable business hours; he or she shall attend to the giving and serving of all notices of the Corporation required by the Bylaws or by law; he or she shall be the custodian of the records and of the corporate seal or seals of the Corporation; and in general, he or she shall perform all duties ordinarily incident to the office of a secretary of a corporation, and such other duties as, from time to time, may be assigned to him or her by the Board of Directors or by the President.

6. ASSISTANT OFFICERS.

The Board of Directors may elect one or more Assistant Secretaries, one or more Assistant Treasurers. Each such Assistant Secretary, or Assistant Treasurer shall perform such duties as the Board of Directors or the President may prescribe.

7. COMPENSATION.

The Board of Directors shall have the power to establish the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to establish the compensation of such subordinate officers.

8. OFFICERS HOLDING MORE THAN ONE OFFICE.

The officers of the Corporation may, but need not be, limited to President, Vice-President, Treasurer and Secretary, which offices may be combined in one or more persons; provided, however, that the offices of President and Vice-President shall not be held by the same person.

9. REMOVAL.

The Board of Directors shall have power at any regular or special meeting to remove any officer, without cause, and such action shall be conclusive on the officer so removed. The Board may authorize any officer to remove subordinate officers. The Board of Directors may authorize the Corporation's employment of an officer for a period in excess of the term of the Board.

10. VACANCIES.

The Board of Directors, at any regular or special meetings, shall have the power to fill a vacancy occurring in any office for the unexpired portion of the term.

11. SUBSTITUTES.

The Board of Directors may from time to time in the absence of any one of said officers, or, at any other time, designate any other duly qualified person or persons, on behalf of the Corporation, to sign any contracts, deeds, notes, or other instruments in the place and stead of any of said officers, and may designate any duly qualified person to fill any one of said offices, temporarily or for any particular purpose; and any instruments so signed in accordance with a resolution of the Board shall be the valid act of this Corporation as fully as if executed by any regular officer.

ARTICLE IV - RESIGNATION

Any director or officer may resign his office at any time. Such resignation shall be made in writing and shall take effect from the time of its receipt by the Corporation, unless some time be fixed in the resignation, and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE V - COMMERCIAL PAPER, ETC.

All bills, notes, checks, drafts and commercial paper of all kinds are to be executed by the Corporation as maker, accepter, endorser or otherwise; and all assignments and transfers of stock, contracts, deeds, mortgages, bonds or other written obligations of the Corporation, and all negotiable instruments, shall be made in the names of the Corporation signed by the President or such other officer or officers or other person or persons as may be designated by the Board of Directors, in the method determined by the Board of Directors.

ARTICLE VI - STOCK

1. ISSUE.

All certificates of stock shall be signed by the President and countersigned by the Secretary or Treasurer if the office of the Secretary or Treasurer is held by a person who is other than the President of the Corporation, and sealed with the seal of the Corporation.

2. TRANSFERS.

No transfers of stock shall be recognized or binding upon the Corporation until recorded on the books of the Corporation upon surrender and cancellation of certificates for a like number of shares duly endorsed.

3. FORM OF CERTIFICATES, PROCEDURE.

The Board of Directors shall have power and authority to determine the form of stock certificates (except insofar as prescribed by law), and to make all rules and regulations, as they may deem expedient concerning the issue, transfer and registration of said certificates, and to appoint one or more transfer agents and/or registrars to countersign and register the same.

4. RECORD DATES FOR DIVIDENDS AND STOCKHOLDERS MEETINGS.

The Board of Directors may fix the time, not exceeding twenty (20) days preceding the date of any meeting of stockholders or any dividend payment date or any date for the allotment of rights, during which time the books of the Corporation shall be closed against transfers of stock, or, in lieu thereof, the Board of Directors may fix a date not exceeding thirty (30) days preceding the date of any meeting of stockholders or any dividend payments date or any date for the allotment of rights, as a record date for the determination of the stockholders entitled to notice of and to vote at such meeting, or entitled to receive such dividends or rights, as the case may be, and only stockholders of record on such date shall be entitled to notice of and to vote at such meeting or to receive such dividends or rights, as the case may be. In the case of a meeting of stockholders, the record date shall be fixed not less than ten (10) days prior to the date of the meeting.

5. LOST CERTIFICATE.

In case any certificate of stock is lost, mutilated, or destroyed, the Board of Directors may issue a new certificate in place thereof, under such terms and conditions as the Board of Directors may deem advisable.

ARTICLE VII - NOTICE

1. NOTICE TO STOCKHOLDERS.

Whenever by law or these Bylaws or in accordance with the Buy-Sell Agreement, notice is required to be given to any stockholder, including Preferred stockholders if entitled to notice of the meeting, such notice may be given to each stockholder by leaving the same with him or at his or her residence or usual place of business, or by mailing it, postage prepaid, and addressed to him or her at his or her address as it appears on the books of the Corporation. Such leaving or mailing of notice shall be deemed the time of giving such notice.

2. NOTICE TO DIRECTORS AND OFFICERS.

Whenever by law or these Bylaws or in accordance with the Buy-Sell Agreement, notice is required to be given to any director of officer, such notice may be given in any one of the following ways: by personal notice to such director or officer; by telephone communication with such director or officer at his or her then address or at his address as it appears on the books of the Corporation; or, by depositing the same in writing in the post office or in a letter box in a postpaid, sealed wrapper addressed to such director or officer at his or her then address or at his or her address as it appears on the books of the Corporation; and the time when such notice shall be mailed or consigned to a telegraph company for delivery shall be deemed to be the time of the giving of such notice.

3. WAIVER OF NOTICE.

Notice to any stockholder or director of the time, place and/or purpose of any meeting of stockholders or directors required by these Bylaws may be dispensed with if such stockholder shall either attend in person or by proxy, or if such director shall attend in person, or if such absent stockholder or director shall, in writing filed with the records of the meeting either before or after the holding thereof, waive such notice.

ARTICLE VIII - VOTING OF STOCK IN OTHER CORPORATIONS

Any stock in other corporations, which may from time to time be held by the Corporation, may be represented and voted at any meeting of stockholders of such other corporations by the President or such other officer or offers as may from time to time be designated by the Board of Directors or by proxy or proxies appointed by the President or any such other officer, or otherwise pursuant to authorization 13thereunto given by a resolution of the Board of Directors adopted by a vote of a majority of the Directors.

ARTICLE IX - MISCELLANEOUS PROVISIONS

1. DIVIDENDS.

Subject to the applicable provisions of law, the Restated Articles of Incorporation, and these Bylaws, the Board of Directors may in its discretion declare what, if any, dividend shall be paid from the net surplus or net profits of the Corporation over and above the amount which from time to time may be fixed by the Board as working capital, the date when such dividends shall be payable, and the date for the determination of holders of records to whom such dividends shall be payable.

Stock dividends payable on Common Stock may be paid only to holders of Common Stock; stock dividends payable to Preferred Stock may be paid only to holders of Preferred Stock.

2. FISCAL YEAR.

The fiscal year of the Corporation shall cover such period of twelve (12) months as the Board of Directors, or upon authorization by the Board of Directors, the proper officers, may determine. In absence of such determination, the accounts of the Corporation shall be kept on a calendar year basis.

3. SEAL.

The seal of the Corporation shall be in the form of two (2) concentric circles inscribed with the name of the Corporation and the year and state in which it is incorporated.

ARTICLE X - INDEMNIFICATION

1. DIRECTORS AND OFFICERS.

The Corporation shall indemnify and advance expenses to a director or officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the laws of Virginia.

2. EMPLOYEES AND AGENTS.

With respect to an employee or agent, other than a director or officer, of the Corporation, the Corporation may, as determined by the Board of Directors of the Corporation, indemnify and advance expenses to such employee or agent in connection with a proceeding to the extent permitted by and in accordance with the laws of Virginia.

3. EFFECTIVE DATE.

The provisions of this Article shall be applicable to all actions, suits or proceedings instituted after June 1, 2003, whether arising from acts or omissions occurring before or after said date.

4. INSURANCE.

The Board of Directors may in its discretion purchase insurance in such amounts as the Board of Directors may deem appropriate to protect the Corporation, in whole or in part, against payments which the Corporation may be required to make under this Article X.

5. SEVERABILITY.

Any adjudication by a court of competent jurisdiction which invalidates any part of this Article X shall not be deemed to invalidate any other part hereof.

ARTICLE XI - LIMITED LIABILITY

To the maximum extent that Virginia` law in effect from time to time permits limitation of the liability of directors and officers, no director or officer of the Corporation shall be liable to the Corporation or its stockholders (including Preferred stockholders) for money damages. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any provision of the Restated Articles of Incorporation or Bylaws inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

ARTICLE XII - LIABILITY INSURANCE

The Corporation shall purchase and maintain adequate liability insurance, in such amount or amounts, if any, as the Board of Directors may deem appropriate, to protect the Corporation and its employees, in whole or in part.

ARTICLE XIII - AMENDMENTS

Subject to the provisions of the Restated Articles of Incorporation, these Bylaws may be added to, altered, amended, repealed or suspended by a majority vote of the entire Board of Directors at any regular meeting of the Board or at any special meeting called for that purpose, or by the stockholders. Any action of the Board of Directors in adding to, altering, amending, repealing or suspending these Bylaws shall be reported to the stockholders at the next annual meeting and may be changed or rescinded by majority vote of all the stock then outstanding and entitled to vote. In no event shall the Board of Directors have any power to amend this Article, or to repeal a Bylaw specifically adopted by the stockholders, or to adopt a Bylaw specifically repealed by the stockholders.

CERTIFICATE OF SECRETARY

THIS IS TO CERTIFY that the attached is a true and correct copy of the Bylaws of Big & Tall Corporation, with all amendments to date.

Dated: June 1, 2003



Secretary

NUMBER

SHARES



This Certifies that _______________ is the owner of _______________ Shares of the Capital Stock of

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

IN WITNESS WHEREOF the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this _______ day of _______ A.D. 19__



SHARES _______ EACH

INVESTOR SUBSCRIPTION AGREEMENT

FOR AMERICAN GLASS INDUSTRIES, INC.

Persons interested in purchasing shares ("Shares") of preferred stock of American Glass Industries, Inc.. (the "Company") must complete, execute, and deliver this Subscription Agreement (the "Agreement") along with their check made payable to American Glass Industries, Inc., stock subscription, ____________________.

American Glass Industries, Inc., 11130 Dennis Kerns Parkway, King George, VA 22485; 540 775 8083 telephone; 540 775 8073 fax; email Nick@AmericanGlassind.com, website www.AmericanGlassInd.com.

If and when accepted by us, this Agreement shall constitute a subscription for shares of Common Stock, (no par value per share), of the Company. The minimum investment is $2,000 (200 Shares).

We reserve the right to reject in its entirety any subscription which is tendered, or to allocate to any prospective purchaser a smaller number of Shares than the prospective purchaser has subscribed to purchase. In such event, we will return to you this Agreement, your payment (or a pro rata portion of your payment, if such subscription is rejected only in part), without interest or deduction.

An accepted copy of this Agreement will be returned to you as your receipt, and a stock certificate will be issued to you shortly thereafter.

I/we hereby irrevocably tender this Agreement for the purchase of _______ shares at $10.00 per Share. With this Agreement, I/we tender payment in the amount of $_______ ($10.00 per Share) for the Shares subscribed.

In connection with this investment in the Company, I/we represent and warrant as follows:

a. Prior to tendering payment for the Shares, I/we received and/or reviewed the Company's Offering Circular dated __________ 200_, and have relied on no other information or materials in reaching my/our investment decision.

b. I am/we are bona fide resident(s) of ________________, _________________.
(State) (Country)

Please register the Shares which I am/we are purchasing as follows:

Name:______________________________
Address:____________________________

As (check one):

Individual
Existing Partnership
Corporation
Minor with adult custodian
Under the Uniform Gift to Minors Act

Tenants-in-Common
Joint Tenants
Trust

For the person(s) who will be registered shareholder(s):

______________________________ (____) _____ - __________

Name	Telephone
______________________________	______________________________
Street Address	Social Security or Taxpayer ID number
______________________________	____/ ____/ 19____
City State Zip	Date of Birth
______________________________	____/ ____/ 200_
Signature	Date

ACCEPTED BY AMERICAN GLASS INDUSTRIES, INC.

By: ______________________________ Date: ____/ _____/ 200_

Its: ______________________________

UNION BANK & TRUST



PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$900,000.00	03-03-2004			400 / PICK		JMR	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Borrower: American Glass Industries, Inc., a Virginia Corporation (TIN: 54-2126844)
4510-C Emerson Street
Hyattsville, MD 20781

Lender: Union Bank and Trust Company
Atlee Construction Loan Center
9665 Sliding Hill Road
Ashland, VA 23005

Principal Amount: $900,000.00 **Initial Rate: 5.000%** **Date of Note:** March 3, 2004

PROMISE TO PAY. American Glass Industries, Inc., a Virginia Corporation ("Borrower") promises to pay to Union Bank and Trust Company ("Lender"), or order, in lawful money of the United States of America, on demand, the principal amount of Nine Hundred Thousand & 00/100 Dollars ($900,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. *Interest shall be calculated from the date of each advance until repayment of each advance.*

PAYMENT. Borrower will pay this loan immediately upon Lender's demand. Payment in full is due immediately upon Lender's demand. Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning April 1, 2004, with all subsequent interest payments to be due on the same day of each month after that. *Unless otherwise agreed or required by applicable law,* payments will be applied first to any accrued unpaid interest; then to principal; then to any late charges; and then to any unpaid collection costs. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the Prime Rate as published in the Money Rate Section of the Wall Street Journal. If a range of rates is published the highest will be used. (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. **The Index currently is 4.000% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate of 1.000 percentage point over the Index, rounded up to the nearest 0.125 percent, resulting in an initial rate of 5.000% per annum.** NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT; MINIMUM INTEREST CHARGE. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. In any event, even upon full prepayment of this Note, Borrower understands that Lender is entitled to a **minimum interest charge of $75.00.** *Other than Borrower's obligation to pay any minimum interest charge, Borrower may pay without penalty all or a portion of the amount* owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Union Bank and Trust Company , Atlee Construction Loan Center, 9665 Sliding Hill Road, Ashland, VA 23005.

LATE CHARGE. If a regularly scheduled interest payment is 8 days or more late, Borrower will be charged **5.000% of the regularly scheduled payment. If Lender demands payment of this loan, and Borrower does not pay the loan in full within 8 days after Lender's demand, Borrower also will be charged 5.000% of the sum of the unpaid principal plus accrued unpaid interest.**

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Note to 24.000% per annum. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, or a trustee or receiver is appointed for Borrower or for all or a substantial portion of the assets of Borrower, or Borrower makes a general assignment for the benefit of Borrower's creditors, or Borrower files for bankruptcy, or an involuntary bankruptcy petition is filed against Borrower and such involuntary petition remains undismissed for sixty (60) days.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the Guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within thirty (30) days; or (2) if the cure requires more than thirty (30) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire *unpaid principal balance on this Note and all accrued unpaid interest, together* with all other applicable fees, costs and charges, if any, immediately due and payable, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Subject to any limits under applicable law ...

DEED OF TRUST NOTE

$1,350,000.00 Fredericksburg, Virginia
March 3, 2004

FOR VALUE RECEIVED, **AMERICAN GLASS INDUSTRIES, INC.**, a Virginia corporation (the "Borrower"), hereby promises to pay to the order of Union Bank and Trust Company, a Virginia corporation, its successors and assigns (the "Lender"), at 211 North Main Street, Bowling Green, Virginia 22427, or at such other place as the Lender may from time to time in writing designate, in lawful money of the United States of America and without demand, deduction or setoff, the principal sum of up to One Million Three Hundred Fifty Thousand and 00/100 Dollars ($1,350,000.00), together with interest at the rate stated below on so much thereof as shall have been advanced from time to time pursuant to the provisions of that certain loan agreement (the "Loan Agreement") of even date herewith between the Borrower and the Lender, all in accordance with the following terms and conditions:

1. Interest Rate. Interest shall accrue on the unpaid principal balance hereof until paid at an annual rate equal to the prime rate announced and published as such from time to time by the Wall Street Journal as a reference for fixing the lending rate on commercial loans, plus one percent (1.00%) (the "Prime Rate"). Changes in the interest rate hereunder shall occur on, and shall be effective as of, each day that a change occurs in the Prime Rate. Interest shall be calculated using a 360-day year based upon the actual number of days for which the calculation is being made.

2. Payment Terms. Accrued interest only on the outstanding principal balance hereof shall be due and payable in arrears on the first day of each month beginning April 1, 2004. If not sooner paid, the entire unpaid principal balance together with all accrued but unpaid interest and all amounts payable under the Deed of Trust (defined below) and under any of the other Loan Documents, shall be due and payable on DEMAND, however, beginning at each anniversary date of this Note, the indebtedness evidenced by this Note shall be subject to review and renewal on an annual basis.

3. Security. The payment and performance of Borrower's obligations hereunder are secured by, among other things, a deed of trust and security agreement (the "Deed of Trust") of even date from Borrower to G. William Beale and John C. Neal, trustees (the "Trustees"), conveying certain real property situated in the County of King George, Virginia, (the "Property", as more particularly defined in the Deed of Trust). This Note, the Deed of Trust, the Loan Agreement, and all other documents, instruments and agreements evidencing, securing or related to the loan being made pursuant to the commitment letter (the "Commitment") from the Lender to Borrower dated November 5, 2003, shall be hereinafter collectively referred to as the "Loan Documents". To the extent that the provisions of the Commitment may conflict with provisions contained in other Loan Documents, it is agreed that the provisions of such other Loan Documents shall be controlling.

4. Default. Any of the following shall constitute an "Event of Default" under this Note: (a) the failure to pay when due any installment or other sum described herein, whether of principal, interest, late charges or otherwise, and the continuation of such failure for five (5) days following written notice of such failure given by the Lender to the Borrower, or (b) the occurrence of an Event of Default under the Deed of Trust or any of the other Loan Documents. Upon the occurrence of an Event of Default, the entire unpaid principal balance hereof, all accrued but unpaid interest and any unpaid late charges hereunder, and all amounts payable under the Deed of Trust and under each of the other Loan Documents shall become immediately due and payable at the option of, and without further notice from, the Lender. Any delay by the Lender in exercising, or any failure of the Lender to exercise, such option to accelerate with respect to any Event of Default shall not constitute a waiver of the right to exercise such option with respect to that Event of Default or any subsequent Event of Default.

5. Prepayment. Borrower may prepay the principal amount outstanding in whole or in part from time to time without penalty. Partial prepayments and regular monthly installments shall be applied first to accrued interest, then to unpaid late charges or other amounts outstanding under the Deed of Trust, and the balance to the reduction of principal. A partial prepayment shall not postpone the due date of any subsequent interest payment, or change the date of Maturity.

6. Late Charge. Borrower shall pay to the Lender a late charge equal to five percent (5%) of any amount due hereunder that is not received by the Lender on or before the seventh day following the date on which such amount is due and payable. The provisions of the foregoing sentence shall not be construed to extend, and shall not extend, the due date for any amount required to be paid hereunder.

7. Waiver; Extensions. Presentment, demand, protest, notice of dishonor, and the benefits of the homestead and all other exemptions provided to or for debtors are hereby waived by Borrower and all endorsers and guarantors hereof. Borrower agrees that it shall remain liable for the payment hereof notwithstanding any agreement for the extension of the due date of any amount payable hereunder made by the Lender after the maturity hereof or thereof.

8. Savings Clause. Nothing contained herein shall be construed or shall operate either presently or prospectively (a) to require Borrower to make any payment or to take any action contrary to law or (b) to permit the Lender or the Trustees to take any action contrary to law. Should any one or more of the terms, provisions, covenants or conditions of this Note be held to be void, invalid, illegal or unenforceable in any respect, the same shall, at the option of the Lender, not affect any other term, provision, covenant or condition of this Note, but the remainder hereof shall be effective as though such term, provision, covenant or condition had never been contained herein.

9. Extension and Renewal. Without affecting, modifying, altering, releasing or limiting the liability of any person liable or who may become liable hereon or who has assumed, served as a surety or guaranteed the obligation hereof, and without affecting, modifying, altering, releasing or limiting the lien of the Deed of Trust or any other

security for this Note given at any time, it is agreed that the following actions may take place at the option of the Lender without further notice or consent: (i) this Note may be extended or renewed or the payment schedule modified at any time notwithstanding the fact that any extensions or renewals may be for a period or periods in excess of the original term hereof; (ii) any security for this Note may be released; (iii) any one or more parties liable or who may become liable hereon, or who have assumed, endorsed, served as a surety or guaranteed the obligation hereof, may be released; (iv) any indulgence or forbearance whatsoever regarding this obligation may be granted; and (v) the Lender may fail to act with diligence or may delay in the collection or enforcement hereof. Any person liable or who may become liable hereunder or who has assumed, endorsed, served as a surety or guaranteed the obligation hereof waives presentment, demand, protest and notice of dishonor.

10. Time of the Essence. Time is of the essence as to each and every provision of this Note.

11. Costs and Expenses. Borrower and any person or entity who is or may become liable hereunder, or who has assumed, endorsed, served as a surety or guaranteed the obligations evidenced hereby, waive Homestead and all exemption rights and insolvency laws and agree that they will pay all costs and expenses, including reasonable attorneys' fees, (i) if after default this Note is placed in the hands of one or more attorneys for collection; (ii) if the Lender finds it necessary or desirable to secure the services or advice of one or more attorneys with regard to the collection of this Note; (iii) if the Lender finds it necessary or desirable to secure the services or advice of one or more attorneys in connection with the protection of its rights under this Note, the Deed of Trust or any other Loan Document or with respect to any collateral given at any time to secure the payment hereof; and (iv) if the Lender seeks to have any of the property described in the Deed of Trust abandoned by or reclaimed from any estate in bankruptcy or attempts to have any stay or injunction against the enforcement or collection of this Note or against a foreclosure sale of such property lifted by any bankruptcy or other court.

12. Governing Law. This Note has been executed and delivered in the Commonwealth of Virginia, and shall be construed and governed by the laws of the Commonwealth of Virginia.

13. Notices. All notices, requests, demands and other communications with respect hereto shall be in writing and shall be delivered by hand, sent prepaid by Federal Express (or a comparable overnight delivery service) or sent by the United States mail, certified, postage prepaid, return receipt requested, to the following address:

(a) If to the Borrower:

American Glass Industries, Inc.
c/o Nasser Lahijan
4510-C Emerson Street
Hyattsville, MD 20781

SALES AGREEMENT

made and entered into by and between

TAMGLASS ENGINEERING LTD. OY

having its principal place of business at

Vehmaistenkatu 5 (P.O. Box 25)

FIN-33730 Tampere, Finland

(hereinafter referred to as the **"Seller"**)

and

~~AUTO GLASS OUTLET~~

AMERICAN GLASS INDUSTRIES, INC.

having its principal place of business at

~~4510 – G Emerson Street~~ 6100 Fence Post Court

~~Hyattsville~~ Columbia, MD 21044

~~Maryland 20781~~

(hereinafter referred to as the **"Buyer"**)



1/00

Contract No. ____________



APPENDICES

Appendix 1	The Equipment and Services
Appendix 2	Technical Specifications, Performance and Technical Description
Appendix 3	Requirements for Performance (Contact Information)
Appendix 4	Technical Documentation
Appendix 5	Scope of Delivery by the Buyer
Appendix 6	Price, Currency and Payment Terms
Appendix 7	Delivery Time and Delivery Terms
Appendix 8	Installation, Installation Supervision and Training
Appendix 9	Acceptance Test Procedures, Evaluation of Test Results

1

APPENDIX 1

THE EQUIPMENT AND SERVICES

1.	TAMGLASS	WINDSCREEN LINE
	TYPE	1. ESU ECOMAX™ 1423-2/5/6-26-OS2 2. AK-3000 3. IKU 1423/1440
2.	OPTIONS	As above
3.	INSTALLATION SUPERVISION AND TRAINING SITE	For maximum of 6 weeks.
4.	OTHER SERVICES	
5.	SPECIAL NOTES	

MANUFACTURING STANDARDS

The standards used in manufacturing of the Equipment are SFS and DIN.
Metric system is used.

SAFETY REGULATIONS

The machinery complies with the essential health and safety requirements of the Machinery Directive **(98/37/EEC).**

All weights, dimensions, and specifications set forth in this Agreement are guidelines only and should be understood to be estimates. The Seller reserves the right to alter the foregoing, except that no specifications relating to glass length, width, thickness or production rate may be altered without Buyer's written consent.

Appendix 6

PRICE, CURRENCY AND PAYMENT TERMS

PURCHASE PRICE including:

- **MAIN MACHINERY AND EQUIPMENT** according to Appendix 1
- **INSTALLATION SUPERVISION AND TRAINING** according to Appendix 8, except the costs specified in Appendix 8
- **MCC™** (Maintenance and Consultation Contract) for One year (includes two free scheduled visits)
- **ENGINEERING & DOCUMENTATION**

TOTAL PRICE

Euro	**1,050,000**

PAYMENT TERMS

Euro 100,000	Down payment ~~on order~~ upon full execution of this Agreement by and delivery to the parties hereto
Euro 50,000	45 days after ~~order~~ such execution and delivery
Euro 112,500	10 days prior to shipment with advance notice as provided in Section 6.2
Euro 787,500 (75%)	Financed over 3 years starting at the arrival of the equipment at the customer site. Interest rate 5.0%. First payment due 6 months after arrival of the equipment at the site, followed by consecutive quarterly payments until fully paid. Attached hereto is a Schedule of Payments.

Insert 7 →

Tamglass will file a UCC1 security filing covering all equipment specified in this contract. Tamglass holds the Title to the delivered equipment until the equipment is fully paid. Customer is not allowed to sign any other ~~leans~~ liens against the equipment and will bear costs due to UCC1 process.

This financed amount of Euro 787,500 (75%) of the contract value is personally guaranteed by Mr. Lahijan by executing in favor of Seller a ~~promissory note in the amount of $500,000 with a Confession of Judgement Provision. This promissory note is to cover the Seller's loss in repossessing, transporting, storing, reselling and reinstalling of all Equipment under this contract in the case of default. If the losses are less that mentioned USD $500,000 then Mr. Lahijan is only responsible of this amount~~ personal guaranty, a copy of which is attached hereto.

Customer's intention is to speed-up the Down Payment schedule depending on his capability. Supplier can deliver the Autoclave earlier than the other equipment provided that the Down Payment is fully paid and the above mentioned Personal Securities are in place. Full prepayment on the Seller's loan shall be without penalty.

Equipment Lease (Short Form)

To: Noreast Capital Corporation

DATE: 12/30/03

Customer No. Agreement No.

A. EQUIPMENT DESCRIPTION (Including all present and future replacements, substitutions additions, attachments and accessories)

1 Roller Hearth #6 Furnace, Glass Tech Cylindrical Bend Furnace, Asset Number AAA62082, Location G1-55

B. EQUIPMENT LOCATION: Street Address: 11130 Dennis W. Kerns Pkwy

City: King George County: State: VA Zip: 22485

C. TERM AND RENT SCHEDULE

Initial Term	No. of Rentals	First Rent Due Date	2/1/04	PrePaid Rental - Last	Months
		Monthly Rent................	$ See Rental Schedule	Security Deposit =	Months
48	48	Plus State Use Tax.......	$ See Rental Schedule	Security Deposit.......	$
RENT DUE MONTHLY IN ADVANCE		Total Monthly Payment.	$ See Rental Schedule	Purchase Option.....	$ FMV

D. ADDITIONAL PROVISIONS

E. TERMS AND CONDITIONS

1. I the undersigned Lessee ("I, me, we, us our") hereby lease from you as Lessor ("you, your") the above described personal property ("Equip"). I have requested you to purchase the Equip from the supplier and to arrange for delivery to me at my expense. You will own and have title to it including any replacements, substitutions, additions, attachments and accessories. I have no right, title or interest to it except as set forth herein. THIS LEASE IS IRREVOCABLE AND NON CANCELLABLE for the term and for Rent shown above. My obligation to pay Rent will not be subject to abatement, reduction, set-off, defense, counterclaim or recoupment by reason of any claims I may have against you, the supplier or manufacturer of the Equip or against any person for any reason whatsoever.

2. LEASE COMMENCEMENT, ACCEPTANCE. Rent payments will begin upon the First Rent Due Date set forth above. I authorize you to complete this lease with that date. This lease will be deemed to have begun and to be irrevocably accepted by me upon the earlier of: (a) your receipt of a signed Delivery Acceptance (if requested by you) or (b) 10 days after delivery if I did not previously give you notice of non acceptance. My acceptance confirms MY UNCONDITIONAL OBLIGATION TO PAY ALL RENTALS DUE UNDER THIS NON CANCELABLE LEASE.

If within 90 days from the date you order the Equip, the same has not been delivered, installed and accepted, you may on 10 days written notice to me terminate this Lease and your obligations to me.

3. RENT PAYMENTS. During the lease term, I will pay total Rent equal to the number of rentals times the monthly Rent plus tax. PrePaid Rent or Security Deposit is due when I sign this Lease. The first Rent is due on or before Equip delivery. Thereafter, Rent is due at your office on such day of each subsequent month as you direct.

4. NO WARRANTIES/AGENCY. I acknowledge that you make no warranties expressed or implied, including merchantability, condition or fitness of the Equip for any particular purpose. I agree not to make any claim against you for any damages whether consequential, direct, special or indirect. You have no obligation to install, maintain or service the Equip. If it's unsatisfactory in any way I will make claim solely against the supplier or manufacturer.

5. LESSEE'S WAIVERS; LIMITATIONS. I agree that this Lease shall be considered under the Uniform Commercial Code, Article 2A as a "Finance Lease", since you are neither the supplier nor the manufacturer of the Equip and you did not participate in the selection of the Equip or the supplier or the manufacturer. I hereby waive any and all rights and remedies conferred upon by me by sections 2A-508 through 2A-522 of the Uniform Commercial Code including, but not limited to, my rights to (i) cancel or repudiate this Lease; (ii) reject or revoke acceptance of the Equipment; and (iii) the right to reject tender of the Equip. In the event that I am adjudged to be entitled to revoke acceptance of the Equip, I will indemnify you for all payments made by you to the supplier of the Equip at the highest legal rate.

I HAVE BEEN INFORMED THAT I MAY HAVE RIGHTS UNDER THE CONTRACT EVIDENCING YOUR PURCHASE OF THE EQUIP WHICH YOU ASSIGN TO ME TO ENFORCE IN MY NAME AND AT MY EXPENSE, AND I HAVE BEEN ADVISED TO CONTACT THE SUPPLIER FOR A DESCRIPTION OF SUCH RIGHTS.

This Agreement is subject to the further terms and conditions set forth on Page 2 which are made a part hereof, and we acknowledge that we have read this Agreement, and have received a copy.

Noreast Capital Corporation (LESSOR)
1410 Forest Drive, Suite 9
Annapolis, MD 21403
(410) 268-5588 Voice (410) 268-1299 Fax

ACCEPTED: [signature] VP

DATE: 12/30/03

LESSEE/ OBLIGOR
Auto Glass Outlet, Inc.

BY: X [signature] (SEAL)

PRINT NAME: Nasser Lahijan

TITLE President

Disbursement Authorization & Supplier Payment Schedule

Agreement No.

TO: **Noreast Capital Corporation** **DATE:** 12/30/03

FROM:

We are aware of our obligations under the above referenced Agreement.

It is understood and agreed that the **Agreement has commenced** and will be in full force and effect and that we will **make all payments as required by the Agreement**.

We hereby irrevocably authorize you to pay the proceeds of the Agreement as directed below:

$ 210,000.00 PAY TO: Dovebid, Inc.

$ 90,000.00 PAY TO: Auto Glass Outlet, Inc..

$ ______ PAY TO: ______

$ ______ PAY TO: ______

$ ______ PAY TO: ______

No failure of any above listed Payee to complete installation or deliver any equipment covered by the Agreement will in any way relieve us of our obligations under the Agreement including our obligation to make payments as required.

We authorize you to accept a facsimile copy of this form as our acceptance and supplier payment authorization. Fax to (410) 268-1299.

LESSEE/ OBLIGOR
Auto Glass Outlet, Inc.

BY: X Nasser L[illegible]

PRINT NAME: Nasser Lahijan

TITLE President

DATE: 12/30/03

Pre-Delivery Equipment Acceptance & Supplier Payment Authorization

Agreement No.

TO: **Noreast Capital Corporation** **DATE:** 12/30/03

FROM: **Auto Glass Outlet, Inc.**

To assist us in meeting our supplier(s) terms, we authorize you to pay all or part of the supplier(s) invoiced Equipment price prior to the Equipment's delivery or installation.

We are aware of our obligations under the above Agreement and hereby agree and acknowledge that:

1. We will provide you with "Disbursement Authorizations" directing you to disburse proceeds of the Agreement as deposits or progress payments to our supplier(s).

2. The payments required by the Agreement will begin now and our obligations are unconditional regardless of any failure of the supplier(s) to complete Equipment delivery or installation. If the supplier(s) fail to complete delivery or installation, any amounts undisbursed will be prorated to reduce the remaining payments due under the Agreement.

3. **You Make NO WARRANTIES Or Representations (Either Expressed Or Implied) Regarding The Equipment, Its Merchantability Or Fitness For A Particular Purpose.**

4. We will enforce, in our own name, all warranties, agreements, or representations, if any, which may be made to us by the Equipment supplier(s) or manufacturer(s).

5. Our obligation to continue prompt payments to you is unconditional regardless of any claims we may have or make against the Equipment supplier(s) or manufacturer(s).

6. In the event supplier(s) does not fully deliver or install Equipment, then you may, at your option, require us to reimburse you for all deposits or progress payments made plus your earned income and costs, less any payments made. Upon such payment the Agreement will be considered paid in full.

We hereby irrevocably authorize you to pay the Equipment supplier(s) the invoiced price of the Equipment covered by the Agreement OR the amount(s) we shall authorize by submitting to you "Disbursement Authorization & Supplier Payment Schedule(s)".

We authorize you to accept a facsimile copy of this form as our acceptance and supplier payment authorization. Fax to (410) 268-1299.

LESSEE/ OBLIGOR
Auto Glass Outlet, Inc.

BY: X Nasser Lahijan

PRINT NAME: Nasser Lahijan

TITLE: President

DATE: 12/30/03

Rental Schedule

Agreement No:

TO: **Noreast Capital Corporation** **DATE:** 12/30/03

FROM: **Auto Glass Outlet, Inc.**

We agree to pay rentals required by the above Agreement as follows

Initial Term of Agreement (Number of Months) 48

2 Monthly Rentals of and then	$2,000.00 each	plus $	tax
3 Monthly Rentals of and then	$3,000.00 each	plus $	tax
43 Monthly Rentals of and then	$7,600.00 each	plus $	tax
___ Monthly Rentals of and then	$ each	plus $	tax
___ Monthly Rentals of and then	$ each	plus $	tax
___ Monthly Rentals of and then	$ each	plus $	tax
___ Monthly Rentals of	$ each	plus $	tax

This Schedule is attached to and made a part of the Agreement.

LESSEE/ OBLIGOR
Auto Glass Outlet, Inc.

BY: X Nasser Lahijan
Nasser Lahijan

TITLE President

In the event this Lease is determined not to be a lease, then your retention of title to the Equip shall be construed to be and I hereby grant to you a security interest in the Equip, and in the proceeds thereof, cash and non-cash and insurance proceeds.

6. LOCATION, USE, REPAIR AND RETURN. I will keep the Equip at the location shown and not remove or make alterations or substitutions to it without your written consent; use it in compliance with all applicable laws; maintain it at my expense in good repair; allow you to inspect it and to attach ID labels. At the end of the Lease if I do not purchase the Equip as specified in Section 16, I will, at my expense, immediately return it with all manuals, accessories, substitutions, replacements, software (including disks and manuals) and all other materials originally supplied with it, in as good a condition as when I received it, ordinary wear and tear excepted, by delivering it, properly packed and crated to a place or carrier you specify. In addition, I agree to pay you a restocking fee equal to five (5%) percent of the Equip.'s original cost to you no later than 30 days after the lease ends.

7. ASSIGNMENT. ENCUMBRANCE. I CANNOT sell, transfer, sublease or assign this Lease or the Equip. You CAN transfer, assign or sell it. The assignee will have all your rights and benefits but NONE of your obligations and will not be subject to any claims, defenses or setoffs I may have against you. I MAY NOT permit any lien or encumbrance to attach to the Equip. You MAY mortgage or encumber the Equip without notice to me.

8. INDEMNITY. I agree to indemnify and hold you harmless against and from any and all losses, claims, actions, suits, proceedings, costs, expenses, damages and liabilities, including attorney's fees, arising out of, connected with or resulting from the Equip including without limitation its selection, manufacture, delivery, possession, use, operation, return, loss or damage.

9. LOSS AND DAMAGE. I bear all risks of Equip damage or loss, neither of which relieves me of my obligations to you. I will promptly notify you of any Equip loss and will, at your option and my expense: (a) repair it to good working order, or (b) pay you the amounts specified in Section 19(b) whereupon you will transfer title to me "as is/where is" and without warranties.

10. INSURANCE. I will fully insure the Equip for liability and damage or loss in such amounts and coverages as you require, and name you as additional insured and loss payee and provide that you receive 30 days advance notice of any cancellation or material change to the insurance. If, at any time, I fail to provide you with acceptable evidence of insurance then you may buy it and I will immediately pay you its full cost plus 10% to cover your administrative costs.

11. FINANCIAL INFORMATION. I will promptly provide current financial statements, tax returns or other financial information as you may request.

12. LATE FEE. To offset your administrative costs, I will pay a late fee of 10% (with a minimum fee of $25) of any Rent not paid when due. In addition, I will pay 1.5% per month on all Rents more than 30 days past due. In no event, however, shall late fees exceed the maximum lawful charges.

13. TAXES. I will pay when due, either directly, or to you as you may direct, all taxes, fees, fines, penalties or other charges INCLUDING PROPERTY TAX relating to this Lease or the Equip that are now or hereafter imposed by any government authority. You do not have to contest any taxes, fines or penalties. I will pay estimated property taxes with each monthly Rent payment or annually as you may direct.

14. CROSS DEFAULT. A default under any agreement with you, whether now existing or hereafter created, shall be deemed a default under all agreements.

15. SECURITY DEPOSIT. I hereby grant you a security interest in any security deposits you may hold from us as security for the return of the Equip in the condition provided for by Section 6 and to reimburse you for any sums paid by you on the account of any of my obligations to you. You may hold such security deposits without interest and may comingle them with your other funds.

16. PURCHASE OPTION. I must give you written notice, no less than 90 days before the Lease ends, of my intent to purchase or return the Equip. If I am not in default and have paid all amounts due hereunder, I may purchase it for the purchase option price shown on Page 1, plus tax. If the option is Fair Market Value (FMV) you will use your best judgment as to FMV. If I do not agree, you will hire an appraiser at my expense, whose valuation will be binding. I must pay the option price at least 30 days before the Lease ends. You will then transfer title to me "AS IS/ WHERE IS without warranties of any kind.

17. RENEWAL. If I do not give you the required written notice or do not purchase or return the Equip as required herein, this Lease will automatically renew for 12 months at a Rent equal to the average monthly Rent required to be paid during the prior 12 months.

18. DEFAULT. Each of the following is a default under this Lease:
(a) I refuse, without good cause, to accept delivery of the Equip.
(b) I fail to pay any Rent or other amount when it is due.
(c) I breach or fail to perform under any warranty, agreement or obligation under this Lease or any other agreement with you and this failure continues for 10 days after you have notified me of it.
(d) I become insolvent, I dissolve or am dissolved or I enter into a merger or consolidation cease doing business as a going concern or I assign my assets for the benefit of my creditors or enter (voluntarily or involuntarily) any bankruptcy or reorganization proceeding.
(e) I, or any guarantor of this Lease, who is a natural person, die(s).
(f) Any guarantor of this Lease does not perform its obligations under the guaranty, or becomes subject to one of the events in (d) above.
(g) You deem yourselves insecure for any reason.

19. REMEDIES. If a Default occurs you may, without further notice to me and in your sole discretion, do one or more of the following, which shall be cumulative, concurrent and in addition to any other remedy available to you at law or in equity:
(a) Cancel or terminate this Lease or any other agreement I may have with you.
(b) Require me to immediately pay you, as compensation for loss of your bargain and not as a penalty, a sum equal to (1) the present value of all unpaid Rent for the remainder of the Lease term plus the present value of your residual interest in the Equip (each discounted at 5% per year compounded monthly) plus (2) all other amounts due or that may become due hereunder.
(c) Require me to deliver the Equip to you as set forth in Section 6.
(d) Repossess the Equip WITHOUT COURT ORDER and I will not make any claim against you for damages, trespass or any other reason.

If you take possession of the Equip, you may sell or otherwise dispose of it with or without notice at a public or private sale, and apply the net proceeds (after you have deducted all costs related to Equip disposition or sale) to the amounts I owe you. If, by law, notice of sale is required I agree that 10 days notice is reasonable notice. I will remain responsible for any amounts that are due after you have applied such net proceeds. I agree to pay you (1) all expenses you incur in connection with the enforcement of any of your remedies, (2) reasonable attorney's fees of 25% of all sums due, and all expenses and costs of collection and (3) interest on all sums due to you from the date when they become due until paid, at the rate of 1.5% per month but only to the extent permitted by law.

20. CONFESSED JUDGMENT. At any time after a default, I hereby authorize and empower any attorney or clerk of any court of record within the United States of America to appear for me in any court in one or more proceedings or before any clerk thereof, and confess judgment against me without prior notice or opportunity for prior hearing, in favor of you for an amount equal to the then unpaid balance due to you by me plus costs of suit and attorney's fees of twenty five percent (25%) of such unpaid balance.

21. JURISDICTION, AUTHORITY. This Lease will be deemed to have been made in Baltimore County, Maryland regardless of the order in which it was signed. Its interpretation and performance will be governed by the jurisdiction of State and Federal courts in Maryland. For all matters relating to enforcement of this Lease or any other dispute relating to it, I hereby consent to the personal jurisdiction of the Courts of the State of Maryland, and the person signing this Lease on my behalf warrants that he/she has full authority to bind me to such consent. Service of process, if necessary, may be accomplished pursuant to the Maryland Rules of Procedure. I specifically waive any defense in any action instituted within the State of Maryland based upon personal jurisdiction of the Maryland Courts, providing service is accomplished in accordance with the rules of said Courts.

22. NOTICES. All notices shall be given in writing by the party sending it and shall be effective if given personally, sent via US Mail, private delivery service or fax to the address or phone numbers herein, or to such address or phone number as you or I may hereafter provide.

23. UCC FILINGS. I authorize you to file a copy of this Lease as a financing statement and appoint you and your agents as my attorney-in-fact to execute and file, on my behalf financing statements covering the Equip which shall be sufficient as a financing statement under the Uniform Commercial Code, plus any amendments thereto and to sign on my behalf any other documents needed to confirm, establish, reestablish, continue, perfect protect or insure your interest in the Equip.

24. OTHER RIGHTS. Any delay or failure by you to enforce any default or right reserved to you or to require my performance of any of the terms, covenants or provisions hereof, at any time designated, will not be a waiver of any such default or right to which you are entitled, nor will it in any way affect your right to enforce such provisions thereafter. You may exercise all remedies simultaneously, pursuant to the terms hereof, and any such action will not operate to release me until the total Rent and all other amounts due hereunder have been paid. All your rights and indemnities will survive the termination of this Lease. If more than one Lessee has signed this lease, each of us agree that our liability is joint and several.

25. SEVERABILITY. If any provisions or remedy provided in this Lease becomes invalid under any applicable law, such provision shall be inapplicable and deemed omitted, but the remaining provisions including remaining default remedies shall be given effect in accordance with the manifest intent hereof.

26. NO MODIFICATIONS, ENTIRE AGREEMENT WAIVER. This Lease contains the entire agreement between you and I and is not binding on you until you sign it. <u>No Provisions Or Terms Of This Lease May Be Waived Or Modified</u> except in writing signed by your authorized officer. I agree, however, that you are authorized without notice to me, to supply missing information or correct obvious errors in this Lease. No waiver by you of any provision hereof shall constitute a waiver of any other matter.

Guaranty (Individual) Absolute, Unconditional and Continuing

Obligor: Auto Glass Outlet, Inc.

TO: **Noreast Capital Corporation** **GUARANTOR:** Nasser Lahijan C#________ DATE: 12/30/03

IMPORTANT NOTICE

THIS INSTRUMENT CONTAINS A CONFESSION OF JUDGMENT PROVISION WHICH CONSTITUTES A WAIVER OF IMPORTANT RIGHTS YOU MAY HAVE AS A DEBTOR AND ALLOWS THE CREDITOR TO OBTAIN A JUDGMENT AGAINST YOU WITHOUT ANY FURTHER NOTICE.

To induce you to provide or continue to provide credit (which shall include leases or loans or both, each of which is incorporated by reference in this Guaranty) to the above named Obligor, I hereby absolutely and unconditionally guaranty to you (jointly and severally, if there is more than one guarantor) all of Obligor's present and future obligations, debts and liabilities to you, of every kind and nature, however arising. I also agree to indemnify you from all costs and expenses, including attorneys' fees, incurred by you to enforce any obligations of Obligor to you or my obligations to you under this Guaranty.

This Guaranty shall continue regardless of whether (a) any obligation guaranteed by me is unenforceable against Obligor, (b) any obligation guaranteed by me is extended, modified in any respect, compromised or released, (c) any collateral or other security for any obligation guaranteed by me is exchanged, released or otherwise impaired, (d) any coguarantor is released or discharged, or (e) Obligor has any defense to the enforcement against it of any obligation guaranteed by me, in each case without notice to or consent by me. I waive all rights to notice of acceptance of this Guaranty, notice of default, notice of disposition of any collateral for any obligation guaranteed by me and any other notice to which I might be entitled. I also waive any requirement that you proceed first against Obligor or dispose of any collateral in a commercially reasonable manner and any right of subrogation against Obligor. I also waive any Homestead rights that I may have.

Upon any default of Obligor, you may, at your option, proceed directly and at once, without notice, against me to collect the full amount I have guaranteed, or any portion of that amount, without proceeding against Obligor, or any other person, or exercising any other remedy available to you. I hereby waive any rights I may have under Virginia Code Section 49-25 et seq.

At any time after a default under this Guaranty, I hereby authorize and empower any attorney or clerk of any court of record within the United States of America to appear for me in any court in one or more proceedings or before any clerk thereof, and confess judgment against me, without prior notice or opportunity for prior hearing, in favor of you for an amount equal to the then unpaid balance due to you by Obligor or me plus costs of suit and attorneys' fees of twenty-five percent (25%) of such unpaid balance. I hereby constitute and appoint Andrew J. Terrell, Esquire, as my attorney-in-fact to confess judgment against me in the Clerk's office of the Circuit Court of the City of Alexandria. I consent to the nonexclusive jurisdiction of the courts of the State of Maryland with respect to any suit, action or proceeding relating to this Guaranty and agree that any such suit, action or proceeding shall be tried only by a court and not by a jury. EACH PARTY HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING.

This is my continuing Guaranty of all of Obligor's obligations to you and shall remain in full force and effect until you receive my written notice of termination (sent certified mail return receipt requested), which shall not release or affect my unconditional liability with respect to credit extended prior to your receipt of my notice of termination. This Guaranty may not be waived, modified or otherwise terminated except in a writing signed by the party against which the enforcement of the waiver, modification or termination is sought. This Guaranty shall inure to the benefit of you and your successors and assigns and shall be binding upon my heirs, administrators and executors. I agree that this Guaranty shall be governed by the laws of the Commonwealth of Virginia.

IN WITNESS WHEREOF, I have executed this instrument under seal, as of the date set forth above.

WITNESS:

X 

PRINT NAME: Brian Toomey

STREET: 1410 Forest Drive

CITY, STATE, ZIP: Annapolis, MD 21403

INDIVIDUAL GUARANTOR:

X 

Nasser Lahijan

Guaranty (Individual) Absolute, Unconditional and Continuing

Obligor: Auto Glass Outlet, Inc.

TO: **Noreast Capital Corporation GUARANTOR:** Mahvash Zulfaghary C#_________ DATE: 12/30/03

IMPORTANT NOTICE

THIS INSTRUMENT CONTAINS A CONFESSION OF JUDGMENT PROVISION WHICH CONSTITUTES A WAIVER OF IMPORTANT RIGHTS YOU MAY HAVE AS A DEBTOR AND ALLOWS THE CREDITOR TO OBTAIN A JUDGMENT AGAINST YOU WITHOUT ANY FURTHER NOTICE.

To induce you to provide or continue to provide credit (which shall include leases or loans or both, each of which is incorporated by reference in this Guaranty) to the above named Obligor, I hereby absolutely and unconditionally guaranty to you (jointly and severally, if there is more than one guarantor) all of Obligor's present and future obligations, debts and liabilities to you, of every kind and nature, however arising. I also agree to indemnify you from all costs and expenses, including attorneys' fees, incurred by you to enforce any obligations of Obligor to you or my obligations to you under this Guaranty.

This Guaranty shall continue regardless of whether (a) any obligation guaranteed by me is unenforceable against Obligor, (b) any obligation guaranteed by me is extended, modified in any respect, compromised or released, (c) any collateral or other security for any obligation guaranteed by me is exchanged, released or otherwise impaired, (d) any coguarantor is released or discharged, or (e) Obligor has any defense to the enforcement against it of any obligation guaranteed by me, in each case without notice to or consent by me. I waive all rights to notice of acceptance of this Guaranty, notice of default, notice of disposition of any collateral for any obligation guaranteed by me and any other notice to which I might be entitled. I also waive any requirement that you proceed first against Obligor or dispose of any collateral in a commercially reasonable manner and any right of subrogation against Obligor. I also waive any Homestead rights that I may have.

Upon any default of Obligor, you may, at your option, proceed directly and at once, without notice, against me to collect the full amount I have guaranteed, or any portion of that amount, without proceeding against Obligor, or any other person, or exercising any other remedy available to you. I hereby waive any rights I may have under Virginia Code Section 49-25 et seq.

At any time after a default under this Guaranty, I hereby authorize and empower any attorney or clerk of any court of record within the United States of America to appear for me in any court in one or more proceedings or before any clerk thereof, and confess judgment against me, without prior notice or opportunity for prior hearing, in favor of you for an amount equal to the then unpaid balance due to you by Obligor or me plus costs of suit and attorneys' fees of twenty-five percent (25%) of such unpaid balance. I hereby constitute and appoint Andrew J. Terrell, Esquire, as my attorney-in-fact to confess judgment against me in the Clerk's office of the Circuit Court of the City of Alexandria. I consent to the nonexclusive jurisdiction of the courts of the State of Maryland with respect to any suit, action or proceeding relating to this Guaranty and agree that any such suit, action or proceeding shall be tried only by a court and not by a jury. EACH PARTY HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING.

This is my continuing Guaranty of all of Obligor's obligations to you and shall remain in full force and effect until you receive my written notice of termination (sent certified mail return receipt requested), which shall not release or affect my unconditional liability with respect to credit extended prior to your receipt of my notice of termination. This Guaranty may not be waived, modified or otherwise terminated except in a writing signed by the party against which the enforcement of the waiver, modification or termination is sought. This Guaranty shall inure to the benefit of you and your successors and assigns and shall be binding upon my heirs, administrators and executors. I agree that this Guaranty shall be governed by the laws of the Commonwealth of Virginia.

IN WITNESS WHEREOF, I have executed this instrument under seal, as of the date set forth above.

WITNESS:



X

PRINT NAME: BrYan Toorey

STREET: 1410 Forest Drive

CITY, STATE, ZIP: Annapolis, MD 21403

INDIVIDUAL GUARANTOR:



X

Mahvash Zulfaghary

DISCLAIMER OF OWNERSHIP

Agreement No. 37122
TO: Noreast Capital Corporation

DATE: 12/30/03

FROM: Auto Glass Outlet, Inc.

The undersigned Auto Glass Outlet, Inc. (the "Lessee") proposes to be the Lessee of certain equipment from Noreast Capital Corporation (the "Lessor") pursuant to an Equipment Lease between Lessor and Lessee signed by the Lessee on, 12/30/03 (the "Lease"). The equipment covered by the Lease is hereinafter referred to as the "Equipment".

The Equipment will be purchased by Lessor from (the "Vendor"). Lessee has made a down payment to the Vendor as part of the original purchase order, and it is contemplated that, upon Lessor's receipt of all necessary documentation and satisfaction of all conditions to Lessor entering into the Lease, Lessor shall pay the Vendor the remaining balance of the purchase price and receive a bill of sale from the Vendor covering a 100% interest in the Equipment.

The Lessee, being satisfied that its payments under the Lease are based only upon Lessor's payment to the Vendor and not Lessee's down payment, hereby consents to the Vendor transferring the entire ownership in the Equipment to Lessor, and, effective on the actual transfer of the Equipment to Lessor, disclaims any ownership interest or rights in the Equipment except those the Lessee has by virtue of being the Lessee under the Lease.

LESSEE/OBLIGOR:
Auto Glass Outlet, Inc.

BY: X Nasser Lahijan
Nasser Lahijan

TITLE: President

Form U-2A

UNIFORM FORM OF CORPORATE RESOLUTION OF AMERICAN GLASS INDUSTRIES, INC.

RESOLVED, that it is desirable and in the best interest of this Corporation that its securities be qualified or registered for sale in various states; that the President or any Vice President, and the Secretary or an Assistant Secretary hereby are authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the securities of this Corporation as said officer may deem advisable; that said officers are hereby authorized to perform on behalf of this Corporation any all such acts as they may deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such officers of any such paper or document or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefor from this Corporation and the approval and ratification by this Corporation of the papers and documents so executed and the action so taken.

CERTIFICATE

THE UNDERSIGNED hereby certifies that he is the Secretary of a corporation organized and existing under the laws of the Commonwealth of Virginia; that the foregoing is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors of said corporation held on the 4th day of June 2005, at which meeting a quorum was at all times present and acting; that the passage of said resolution was in all respects legal; and that said resolution is in full force and effect.

Dated this 4th day of June 2005



Adel Shirmohammadi, Secretary



AMERICAN GLASS INDUSTRIES, INC.

6/4/2005

To whom it may concern:

The undersigned board of director members of American Glass Industries, Inc., hereby fully endorse and unanimously agree to the public offering of one million shares of American Glass Industries as described in the offering circular dated ~~April~~ June 4 ~~10th~~, 2005. A.A.

Nasser (Nick) Lahijan ....

Mahvash Zolfaghary ....

Enrique Gudino ....

John (Skip) Sullivan ....

Esmael Eradat ....

Adel Shirmohammadi ....

11130 Dennis W. Kerns Parkway, King George, VA 22485
Phone: 540-775-8083 Fax: 540-775-8073
Email: info@americanglassindustries.com www.americanglassindustries.com